Exhibit 2.1
Confidential and Proprietary

AGREEMENT AND PLAN OF MERGER

Among
ATHENAHEALTH, INC.,
ARIES ACQUISITION CORPORATION,
ANODYNE HEALTH PARTNERS, INC.
and
THE SECURITYHOLDERS’ REPRESENTATIVES
Dated as of October 5, 2009

(i)

(ii)

(iii)

EXHIBITS

Exhibit A	Form of Certificate of Merger
Exhibit B	Form of Certificate of Incorporation of the Surviving Company
Exhibit C	Base Consideration Allocation Schedule
Exhibit D	Noteholder Closing Payments
Exhibit E	Escrow Allocation Schedule
Exhibit F	Form of Escrow Agreement
Exhibit G	Noteholder Letter of Transmittal
Exhibit H	Equityholder Letter of Transmittal
Exhibit I	BI Revenues
Exhibit J	Form of Legal Opinion
Exhibit K	Form of Contribution Agreement
Exhibit L	Form of Transition Services Agreement

SCHEDULES

4.2	Capitalization
4.3	Subsidiaries
4.4	No Conflicts; Consents
4.5	Financial Statements
4.6	Absence of Changes
4.7	Litigation
4.8	Taxes
4.9	Employee Benefit Plans; Section 280G Payments; Section 409A
4.10	Leased Real Property; Personal Property
4.11	Labor and Employment Matters
4.12	Material Contracts
4.13	Intellectual Property; Intellectual Property Rights
4.14	Environmental Matters
4.15	Brokers
4.17	Licenses and Permits
4.18	Records
4.19	Affiliated Transactions
4.21	Title to Properties
4.22	Insurance
4.23	Change of Control Payments
4.24	Significant Customers and Suppliers
4.25	Bank Accounts
4.28	Restrictions on Business Activities
5.8	BI Customers
6.1	Conduct of Business Prior to Closing
7.10	Employees
7.11	Interested Party Transactions
8.2(m)	Employees

(iv)

AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 5, 2009, is by and among athenahealth, Inc., a Delaware corporation (“Parent”), Aries Acquisition Corporation, a Delaware corporation (“MergerCo”), Anodyne Health Partners, Inc., a Delaware corporation (the “Company”) and Richard Maclean and Walter Beinecke, as Securityholders’ Representatives (collectively, the “Securityholders’ Representatives”). Certain terms used in this Agreement are defined in Section 1.1 hereof. An index of defined terms used in this Agreement is set forth in Section 1.2 hereof.
     WHEREAS, Parent, MergerCo and the Company wish to effect a business combination through a merger (the “Merger”) of MergerCo with and into the Company on the terms and conditions set forth in this Agreement and in accordance the Delaware General Corporation Law (the “DGCL”);
     WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously approved this Agreement, the Merger and the other transactions contemplated by this Agreement and determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of its stockholders;
     WHEREAS, the Boards of Directors of Parent and MergerCo have approved this Agreement, the Merger and the other transactions contemplated by this Agreement;
     WHEREAS, the Securityholders’ Representatives, Parent and the Escrow Agent shall enter into an Escrow Agreement to be effective at, and subject to the occurrence of, the Effective Time;
     WHEREAS, Parent, MergerCo and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and also to prescribe various conditions to the Merger.
     NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I — DEFINED TERMS
     Section 1.1 Certain Terms Defined. For the purposes of this Agreement:
     An “Affiliate” of any Person shall mean another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” (and its derivatives) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of capital stock or other securities, by contract or agreement or otherwise.

Agreement and Plan of Merger — Page 2
     “Aggregate Exercise Price” means the aggregate of the exercise prices of the (i) Company Options issued and outstanding as of immediately prior to the Closing and to the extent vested immediately prior to the Closing and (ii) the Company Warrants issued and outstanding as of immediately prior to the Closing.
     “Active athena Lead” means any prospect (i) Parent has had a meeting with within the previous 12 months, (ii) who has had a meeting scheduled with Parent or who is in active discussions with Parent to schedule a meeting, or (iii) who is registered in Parent’s customer management relationship system in Parent’s active sales process which means any stages of meeting, proposal, negotiation, need identification, shared vision or prove value; provided, however, that notwithstanding the foregoing, (a) no BI Customer shall be deemed to be an Active athena Lead, except for the BI Customers set forth on Schedule 5.8, and (b) no prospect shall be considered an Active athena Lead if Parent requests assistance or obtains information regarding such prospect from the Company and in connection therewith, Parent specifically agrees that such prospect shall not be an Active athena Lead.
     “athenaCollector Bookings” means an amount equal to (i) the estimated value of new contracts for athenaCollector, as determined by Parent consistent with its past practice, entered into by the Company’s then existing Business Intelligence Products clients during the Bookings Measurement Period multiplied by 0.1667 and (ii) the estimated value of new contracts for athenaCollector, as determined by Parent consistent with its past practice, entered into by (x) prospects during the Bookings Measurement Period that were referred to Parent by the Company that were identified as part of the Company’s sales process and (y) that were not currently an Active athena Lead, multiplied by 0.1667.
     “Available Escrow Amount” means the Escrow Amount as reduced by amounts (i) previously distributed from the Escrow Amount to the Securityholders pursuant to Section 3.6 or Section 3.7 or any Parent/MergerCo Indemnified Party pursuant to Article IX or (ii) subject to any outstanding Indemnity Claims made by any Parent/MergerCo Indemnified Party pursuant to Article IX.
     “BI Bookings” means an amount equal to the estimated twelve month value, consistent with Parent’s past practice and prorated from when the new athenaCollector contract is signed until the end of the BI Measurement Period, of new athenaCollector contracts that include Business Intelligence Products as part of the services provided under such contracts which are entered into by prospects during the Bookings Measurement Period who are not then existing clients of the Company or Parent multiplied by 0.0125; provided, that if the estimated value of new athenaCollector contracts would otherwise be included in BI Bookings and athenaCollector Bookings it will only be counted towards athenaCollectorBookings.
     “BI Measurement Period” means the period starting on January 1, 2010 and continuing through and including December 31, 2010.
     “BI Measurement Period Revenues” means the sum of (a) the BI Revenues and (b) the BI Bookings.

Agreement and Plan of Merger — Page 3
     “BI Revenues” means an amount equal to the sum of (i) the revenue derived from the sale of Business Intelligence Products which is recognized by the Company during the BI Measurement Period and (ii) the revenue recognized by Parent from its then existing athenaCollector clients who purchased or were provided without charge the Business Intelligence Products (as measured from and after the date such Business Intelligence Products are implemented through the end of the BI Measurement Period) multiplied by 0.0125.
     “BPO Business” means the Company’s billing services business, consisting of the employees, assets, liabilities, rights and agreements set forth on the schedules to the Contribution Agreement in the form attached hereto as Exhibit K.
     “BPO Business Spin-Off” means the contribution of the BPO Business to AHP Billing Services, Inc. and subsequent dividend of all of the capital stock of AHP Billing Services, Inc. to the Company’s Stockholders pursuant to the Contribution Agreement in the form attached hereto as Exhibit K.
     “Balance Sheet Date” means June 30, 2009.
     “Base Amount” means $22,300,000 in cash.
     “Base Consideration” means the Base Amount, subject to the adjustments contemplated by Section 3.5, less Indebtedness of the Company, if any, outstanding at the Effective Time and assumed or paid by Parent, MergerCo or the Surviving Company pursuant to Section 3.3 less Company Transaction Expenses outstanding at the Effective Time and assumed or paid by Parent, Merger Co or the Surviving Company pursuant to Section 3.4.
     “Base Consideration At Closing” means the Base Consideration less the Securityholders’ Representative Reimbursement Amount.
     “BI Customer” means each customer of the Company that utilizes or has contracted to utilize Business Intelligence Products.
     “Bookings Measurement Period” means the period starting on the Closing Date and continuing through and including June 30, 2012.
     “Business” means the business of the Company, excluding the BPO Business, as currently conducted and proposed to be conducted.
     “Business Day” means any day other than a day on which the Securities and Exchange Commission is closed.
     “Business Intelligence Products” shall mean any and all current and future versions of Anodyne Analytics and Anodyne Dashboard.
     “Bylaws” means the Company’s Bylaws as in effect on the date hereof.

Agreement and Plan of Merger — Page 4
     “Certificate of Incorporation” means the Company’s fifth amended and restated certificate of incorporation filed with the Secretary of State of the State of Delaware on November 26, 2008, as may be amended as of the date hereof.
     “Certificates” shall mean the Common Certificates and the Series A Certificates.
     “Code” shall mean the Internal Revenue Code of 1986, as amended.
     “Common Certificate” shall mean a stock certificate which immediately prior to the Effective Time represented any shares of Company Common Stock.
     “Company Capital Stock” shall mean any of the Company Common Stock and the Series A Preferred Stock.
     “Company Common Stock” shall mean any of the Series A Common Stock, Series B Common Stock and Series C Common Stock.
     “Company Copyrights” means registered and material unregistered Copyrights owned by the Company or used or held for use by the Company in the Business.
     “Company Intellectual Property” includes, without limitation, the Products, Company Patents, Company Marks, Company Copyrights and Company Trade Secrets.
     “Company Intellectual Property Assets” means all Intellectual Property Assets owned by the Company or used or held for use by the Company in the Business and all Products.
     “Company Marks” means registered and material unregistered Marks owned by the Company or used or held for use by the Company in the Business.
     “Company Material Adverse Effect” shall mean any fact, change, event, circumstance, development or effect that (i) is materially adverse to the business, assets, liabilities, condition (financial or otherwise), prospects or results of operations of the Company, taken as a whole, provided, however, that none of the following constitute, or will be considered in determining whether there has occurred, a Company Material Adverse Effect, but with respect to items (a), (c), (d) and (e) only to the extent that such changes, events, circumstances, developments or effects do not adversely affect the Company in a disproportionate manner relative to other similarly situated participants in the industries or markets in which it operates: (a) changes that are the result of factors generally affecting the industries or markets in which the Company operates; (b) changes resulting from the announcement of the transactions contemplated hereby; (c) changes in laws, rules, regulations or GAAP or the interpretation thereof; or (d) changes that are the result of economic factors affecting the national, regional or world economy, acts of God, hostilities or acts of war, sabotage or terrorism or (ii) would materially impair or delay the ability of the Company to perform its obligations hereunder, including the consummation of the Merger.
     “Company Notes” means the promissory notes issued to the noteholders party to that certain Note and Restricted Common Stock Purchase Agreement dated as of March 4, 2008, including, but not limited to, the promissory notes, as amended and restated, originally issued to the noteholders pursuant to that certain Note and Restricted Common Stock Purchase Agreement

Agreement and Plan of Merger — Page 5
dated as of October 3, 2007 and that certain Note and Restricted Common Stock Purchase Agreement dated as of September 1, 2006, and (ii) that certain Subordinated Note and Warrant Issuance Agreement dated as of November 26, 2008.
     “Company Options” means an option (whether or not vested or exercisable) to purchase Common Stock that has been granted under the Company Stock Option Plans.
     “Company Patents” means Patents owned by the Company or used or held for use by the Company in the Business.
     “Company Restricted Stock” means restricted stock (whether or not vested) that has been granted under the Company Stock Option Plans and restricted stock (whether or not vested) granted pursuant to that certain Restricted Stock Purchase Agreement by and between the Company and Michael Funk dated as of May 23, 2009.
     “Company Stock Option Plans” means the Company’s Amended and Restated 2006 Stock Incentive Plan and the 2007 Stock Incentive Plan.
     “Company Trade Secrets” means Trade Secrets owned by the Company or used or held for use by the Company in the Business.
     “Company Transaction Expenses” means all fees, costs or expenses paid or payable by the Company (whether on behalf of itself or on behalf of any of the Securityholders or the Securityholders’ Representatives) in connection with the transactions contemplated hereby, including with respect to financial, accounting, tax and legal advisors to such Persons.
     “Company Warrants” means, collectively, the Investor Warrants, the RBC Warrant and the SVB Warrant.
     “Contract” means any contract, commitment, agreement, instrument, arrangement, understanding, obligation, undertaking, permit, concession, franchise, license, whether oral or written (including all amendments thereto).
     “Copyrights” means copyrights in both published and unpublished works, including without limitation all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications, and all derivatives, translations, adaptations and combinations of the above.
     “Court” means any court or arbitration tribunal of the United States, any domestic state, any foreign country and any political subdivision or agency thereof.
     “Credit Agreements” shall mean that certain Commercial Promissory Note, dated as of February 15, 2008, issued by the Company to RBC Bank (USA) (formerly known as RBC Centura Bank) in the principal amount of $400,000, that certain Amended and Restated Commercial Promissory Note, dated as of November 26, 2008, issued by the Company to RBC Bank (USA) (formerly known as RBC Centura Bank) in the principal amount of $1,500,000, that certain Commercial Promissory Note, dated as of November 26, 2008, issued by the Company to RBC Bank (USA) (formerly known as RBC Centura Bank) in the principal amount of $500,000,

Agreement and Plan of Merger — Page 6
that certain Loan and Security Agreement, dated February 15, 2008, by and between RBC Centura Bank, the Company and AHP Acquisition Corporation and that certain Modification Agreement, dated November 26, 2008, by and between RBC Bank (USA) (formerly known as RBC Centura Bank), the Company and AHP Acquisition Corporation.
     “Current Assets” means, as of the date of determination, the amount of cash and cash equivalents, accounts receivables net of doubtful accounts, prepaid renewal fees and all other current assets of the Company (but excluding any restricted cash), in each case as determined in accordance with GAAP as consistently applied and on a basis consistent with the Base Balance Sheet; provided however, that Current Assets shall exclude deferred expenses.
     “Current Liabilities” means, as of date of determination, the amount of accounts payable, accrued expenses, accrued interest, accrued but unpaid Taxes and all other current liabilities of the Company, in each case as determined in accordance with GAAP as consistently applied and on a basis consistent with the Base Balance Sheet. Current Liabilities shall be deemed to include all Company Transaction Expenses that have not been paid on or prior to the Closing Date, including, without limitation, with respect to financial, accounting, tax and legal advisors to such Persons; provided however, that Current Liabilities shall exclude deferred revenues.
     “Earnout Consideration” means collectively the BI Revenue Additional Consideration and the athenaCollector Bookings Additional Consideration.
     “Environment” shall mean soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata and ambient air and biota living in or on such media.
     “Environmental Laws” shall mean all laws relating to protection of the Environment, including, without limitation, the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Endangered Species Act and similar federal, state and local laws as in effect on the Closing Date.
     “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
     An “ERISA Affiliate” of the Company shall mean any entity that is considered a single employer with the Company under ERISA Section 4001(b) or part of the same “controlled group” as the Company for purposes of ERISA Section 302(d)(8)(c).
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Fully Diluted Number” means an amount equal to the sum of, without duplication, (a) the total number of shares of Company Common Stock outstanding immediately prior to the Closing, plus (b) the total number of shares of Company Common Stock issuable upon exercise of Company Options that are issued and outstanding as of immediately prior to the Closing and to the extent vested immediately prior to the Closing, plus (c) the total number of shares of Company Common Stock issuable upon exercise of the Company Warrants, if any such shares are outstanding immediately prior to the Closing (to the extent such Warrants are exercised or Warrant Consideration is payable with respect thereto), plus (d) the total number of shares of

Agreement and Plan of Merger — Page 7
Common Stock issuable upon conversion of the total number of shares of Series A Preferred Stock outstanding immediately prior to the Closing. Notwithstanding anything to the contrary set forth herein, the calculation of Fully Diluted Number shall not include any shares of Company Capital Stock held by the Company in treasury.
     “GAAP” shall mean generally accepted accounting principles as applied in the United States on a consistent basis.
     “Hazardous Material” shall mean any pollutant, toxic substance, hazardous waste, hazardous materials, hazardous substances, petroleum or petroleum-containing products as defined in, or listed under, any Environmental Law.
     “Indebtedness” means, with respect to the Company, (a) all indebtedness of the Company, whether or not contingent, for borrowed money, (b) all obligations of the Company for the deferred purchase price of property or services, (c) all obligations of the Company evidenced by notes, bonds, debentures or other similar instruments, including any prepayment penalties, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company, (e) all obligations of the Company as lessee under leases that have been or should be recorded as capital leases in accordance with GAAP, (f) all obligations, contingent or otherwise, of the Company under acceptance, letter of credit or similar facilities, (g) all obligations of the Company to purchase, redeem, retire, defease or otherwise acquire for value any equity interest or equity securities of the Company or any warrants, rights or options to acquire such equity interest or equity securities, (h) all Indebtedness of other Persons of any type referred to in clauses (a) through and including (g) above guaranteed directly or indirectly in any manner by the Company, and (i) all Indebtedness of any type referred to in clauses (a) through and including (g) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by the Company, even though the Company has not assumed or become liable for the payment of such Indebtedness.
     “Indemnifying Securityholders” means any Stockholder or holder of Company Options or Company Warrants (to the extent such warrants are exercised), or holder of Company Notes.
     “Intellectual Property Assets” means any and all of the following, as they exist throughout the world: (a) Patents, (b) Marks, (c) Copyrights, (d) Trade Secrets, (e) any and all other intellectual property rights and/or proprietary rights relating to any of the foregoing, and (f) goodwill, franchises, licenses, permits, consents, approvals, and claims of infringement and misappropriation against third parties.
     “Investor Warrants” means, collectively, that certain Warrant to Purchase Series B Common Stock, dated as of November 26, 2008, issued to Brook Venture Fund IIA, L.P. and that certain Warrant to Purchase Series B Common Stock, dated as of November 26, 2008, issued to Frontier Fund I, L.P..
     “IRS” shall mean the United States Internal Revenue Service.

Agreement and Plan of Merger — Page 8
     “knowledge,” “to the Company’s knowledge” and words and phrases of similar import shall mean the actual knowledge or awareness of the following executive officers of the Company: Michael Funk, Gil Kochman, Sean Molley, and Davin Juckett.
     “Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).
     “Licenses In” means licenses, sublicenses or other agreements under which the Company is granted rights by others in Intellectual Property Assets.
     “Licenses Out” means licenses, sublicenses or other agreements under which the Company has granted rights to others in Intellectual Property Assets.
     “Lien” means, with respect to any asset, any mortgage, lien, license, pledge, charge, security interest, restriction or encumbrance of any kind in respect of such asset.
     “Losses” of a Person shall mean, without duplication, any and all losses, liabilities, damages, claims, awards, judgments, costs and expenses, interest and penalties (including, without limitation, reasonable attorneys’ fees actually incurred) asserted against, imposed upon or sustained or incurred by such Person. Notwithstanding the above, Losses shall not include any punitive damages, incidental and consequential damages, damages for lost profits or damages for diminution in value.
     “Marks” means rights in registered and unregistered trademarks, service marks, trade names, trade dress, logos, packaging design, slogans and Internet domain names, and registrations and applications for registration of any of the foregoing.
     “Merger Consideration” means the sum of (a) the Base Consideration, (b) the BI Revenue Additional Consideration, if any, and (c) the athenaCollector Bookings Additional Consideration, if any.
     “Noteholders” means the holders of the Company Notes.
     “Option Consideration” means, with respect to any Company Option, an amount equal to (a) the number of shares of Company Common Stock into which such Company Option is exercisable immediately prior the Closing to the extent vested as of such time multiplied by (b) the excess, if any, of the Per Share Common Consideration over the exercise price per share of such Company Option.
     “Order” means any judgment, order, decision, writ, injunction, ruling or decree of, or any settlement under the jurisdiction of, any Court or Governmental Authority.
     “Parent Material Adverse Effect” shall mean any fact, change, event, circumstance, development or effect that (i) is materially adverse to the business, assets, liabilities, condition (financial or otherwise), prospects or results of operations of Parent and MergerCo, taken as a whole, or (ii) would materially impair or delay the ability of Parent or MergerCo to perform its obligations hereunder, including the consummation of the Merger.

Agreement and Plan of Merger — Page 9
     “Patents” means patents, patent applications of any kind, patent rights, inventions, discoveries and invention disclosures (whether or not patented).
     “Per Share Common Consideration” means an amount equal to (a) (i) the Merger Consideration, minus (ii) the aggregate Per Share Series A Liquidation Payment, plus (iii) the Aggregate Exercise Price, divided by (b) the Fully Diluted Number.
     “Per Share Series A Consideration” means an amount equal to (a) the Per Share Series A Liquidation Payment, plus (b) the amount determined by multiplying (i) the quotient of (A) the Series A Original Issue Price (as defined in the Certificate of Incorporation) divided by (B) the Series A Conversion Price (as defined in the Certificate of Incorporation) by (ii) the Per Share Common Consideration, which quotient in clause (b)(i) the Company hereby represents and warrants is, as of the date hereof, equal to one (1).
     “Per Share Series A Liquidation Payment” means an amount equal to the Series A Original Issue Price (as defined in the Certificate of Incorporation), which amount the Company hereby represents and warrants is equal to $1.00.
     “Person” shall mean an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or group (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended).
     “Products” means products, computer programs and/or services and related documentation currently or previously researched, designed, developed, manufactured, performed, licensed, sold, distributed and/or otherwise made available by the Company in connection with the Business.
     “Release” shall mean any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping or emptying of a Hazardous Material into the Environment.
     “RBC Warrant” shall mean that certain Warrant to Purchase Series B Common Stock, dated as of March 7, 2008, issued to RBC Centura Bank.
     “Securityholders” means any Stockholder or holder of Company Options or Company Warrants (to the extent such warrants are exercised).
     “Series A Certificate” shall mean a stock certificate which immediately prior to the Effective Time represented any shares of Series A Preferred Stock.
     “Series A Common Stock” means the Series A Common Stock, $0.001 par value per share.
     “Series A Preferred Stock” means the Series A Preferred Stock, $0.001 par value per share.
     “Series B Common Stock” means the Series B Common Stock, $0.001 par value per share.

Agreement and Plan of Merger — Page 10
     “Series C Common Stock” means the Series C Common Stock, $0.001 par value per share.
     “Subsidiaries” means the subsidiaries of the Company identified on Schedule 4.3.
     “SVB Warrant” shall mean that certain Warrant to Purchase Series B Common Stock, dated as of June 26, 2007, issued to Silicon Valley Bank.
     “Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.
     “Tax Returns” means all returns, declarations, reports, claims for refund, information statements and other documents relating to Taxes, including all schedules and attachments thereto, and including all amendments thereof.
     “Tax Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.
     “Trade Secrets” means rights in know-how, trade secrets, confidential or proprietary information, research in progress, algorithms, data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, testing procedures and testing results.
     “Transaction Documents” means this Agreement, the Escrow Agreement and such other instruments and agreements required by this Agreement to be executed and delivered hereunder.
     “Treasury Regulations” means the Treasury Regulations (including temporary regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.
     “WARN” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended.
     “Warrant Consideration” means, with respect to the Company Warrants, a cash amount equal to (a) the number of shares of Series B Common Stock into which it is exercisable immediately prior the Closing, to the extent vested and exercisable, multiplied by (b) the excess, if any, of the Per Share Common Consideration over the exercise price per share thereof (which exercise price the Company hereby represents and warrants is $0.01 per share of Series B Common Stock, in the case of the Investor Warrants, $1.35 per share of Series B Common Stock, in the case of the RBC Warrant and $1.0258 per share of Series B Common Stock, in the case of the SVB Warrant).

Agreement and Plan of Merger — Page 11
     Section 1.2 Definitions. The following terms have the meanings set forth in the Sections set forth opposite such term below:

Term	Section Reference

Accountants	3.5(b)(ii)
Accrued Vacation Amount	4.11(a)
Acquisition Transaction	7.5(b)
Agreement	Preamble
athenaCollector Bookings Additional Consideration	3.7
BI Revenue Additional Consideration	3.6(c)
Base Consideration Allocation Schedule	3.1(a)(i)
Base Balance Sheet	4.5(a)(ii)
Base Consideration	1.1
Benefit Plans	4.9(a)
Bookings Quarter	3.7(a)
Certificate of Merger	2.2
Chosen Courts	11.9
Closing	2.4
Closing Balance Sheet	3.5(b)(i)
Closing Date	2.4
Closing Net Working Capital	3.5(b)(iii)
Company	Preamble
Company Board	Recitals
Company Licenses	4.17
Confidentiality Agreement	7.2(c)
Continuing Employee	7.10(b)
Dissenting Shares	3.2
Dispute Notice	3.5(b)(ii)
DGCL	Recitals
Effective Time	2.2
Encumbrances	3.3
Escrow Agent	3.1(a)(iii)
Escrow Agreement	3.1(a)(iii)
Escrow Allocation Schedule	3.1(a)(ii)
Escrow Amount	3.1(a)(iii)
Estimated Closing Balance Sheet	3.5(a)(i)
Escrow Fund	3.1(a)(iii)
Estimated Net Working Capital	3.5(a)(i)
Estimated Net Working Capital Adjustment Amount	3.5(a)(ii)
Final Closing Balance Sheet	3.5(b)(ii)
Final Net Working Capital Adjustment Amount	3.5(b)(iii)
Financial Statements	4.5(a)
Governmental Authority	4.4(b)
Indemnification Cut-Off Date	9.1
Indemnity Claim	9.6(a)
Information Statement	7.1(c)

Agreement and Plan of Merger — Page 12

Term	Section Reference

Leased Real Property	4.10(b)
Leases	4.10(b)
Letter of Transmittal	3.1(b)
Major Customers	4.12(a)(xxi)
Major Customers Contract	4.12(a)(xxi)
Material Contracts	4.12(a)
Maximum athenaCollector Bookings Additional Consideration	3.7(d)
Merger	Recitals
MergerCo	Preamble
Net Working Capital	3.5(a)(iii)
Noteholder Letter of Transmittal	3.1(b)
NOL	9.2(b)(vi)
NWC Claim	9.6(a)
Optionholders	2.7(a)
Parent	Preamble
Parent/MergerCo Indemnified Party	9.2(a)
Paying Agent	3.1(a)(i)
Payment Fund	3.1(a)(i)
Pre-Closing Period	6.1
Pre-Closing Tax Period	9.2(a)(iv)
Qualified Lead	3.8(d)(i)(c)
Requisite Stockholder Approval	4.20
Schedules	Article IV
Specified Representations	9.1
Stockholder(s)	2.6
Equityholder Letter of Transmittal	3.1(b)
Section 280G Stockholder Approval	7.10(g)
Securityholder Indemnified Party	9.3(a)
Securityholders’ Representatives	Preamble
Securityholders’ Representatives Reimbursement Amount	3.1(a)(iii)
Straddle Period	9.2(a)(iv)
Surviving Company	2.1
Takeover Statutes	4.26
Third Party IP Assets	4.13(b)(v)
Threshold	9.2(b)(i)
ARTICLE II — THE MERGER; EFFECT OF THE MERGER ON THE COMPANY
CAPITAL STOCK
     Section 2.1 The Merger. Subject to the terms and conditions of this Agreement and in accordance with the DGCL, at the Effective Time, the Company and MergerCo shall consummate the Merger pursuant to which (a) MergerCo shall be merged with and into the Company and the separate corporate existence of MergerCo shall thereupon cease, (b) the Company shall be the surviving company in the Merger (the “Surviving Company”) and shall continue to be governed by the laws of the State of Delaware and (c) the separate corporate

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existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in the DGCL.
     Section 2.2 Effective Time. On the Closing Date, MergerCo and the Company shall duly execute the certificate of merger substantially in the form attached hereto as Exhibit A (the “Certificate of Merger”) and file such Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger shall become effective at such time as the Certificate of Merger, accompanied by payment of the filing fee (as provided in the DGCL), has been examined by, and received the endorsed approval of, the Secretary of State of the State of Delaware, or at such subsequent time as Parent and Company shall agree and shall specify in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).
     Section 2.3 Certificate of Incorporation and Bylaws. The certificate of incorporation of MergerCo, as in effect immediately prior to the Effective Time, shall be amended as set forth on Exhibit B hereto and, as amended, shall be the certificate of incorporation of the Surviving Company until thereafter amended as provided by law and by the terms of such certificate of incorporation. The bylaws of MergerCo, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until thereafter amended as provided by law, by the terms of the certificate of incorporation of the Surviving Company and by the terms of such bylaws. Notwithstanding the foregoing, the name of the Surviving Company shall be “Anodyne Health Partners, Inc.” and the certificate of incorporation and bylaws of the Surviving Company shall so provide.
     Section 2.4 Closing. The closing of the Merger (the “Closing”) shall occur as promptly as practicable (but in no event later than the third Business Day) after all of the conditions set forth in Article VIII shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same (other than those that by their terms are to be satisfied or waived at the Closing), and, subject to the foregoing, shall take place at such time and on a date to be specified by the parties (the “Closing Date”). The Closing shall take place at the offices of Goodwin Procter LLP, Exchange Place, Boston, Massachusetts 02109, or at such other place as agreed to by the parties hereto.
     Section 2.5 Board Representatives and Officers. The members of the Board of Directors of MergerCo and the officers of MergerCo immediately prior to the Effective Time shall be the initial members of the Board of Directors of the Surviving Company and the officers of the Surviving Company, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company.
     Section 2.6 Effect on Company Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Company Capital Stock (each a “Stockholder,” and collectively, the “Stockholders”) or any holders of capital stock of MergerCo:
          (a) All shares of common stock, par value $0.001 per share, of MergerCo issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into 1,000 fully paid and

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nonassessable shares of common stock, par value $0.01 per share, of the Surviving Company following the Merger, and such shares shall constitute the only outstanding shares of capital stock of the Surviving Company.
          (b) Each share of Company Capital Stock that is owned by the Company, by Parent, by MergerCo, or by any other wholly owned subsidiary of Parent, shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.
          (c) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.6(b) and any Dissenting Shares) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Per Share Common Consideration, without interest. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Common Certificate shall cease to have any rights with respect thereto, except the right to receive (subject to any adjustments specified herein and subject to any applicable withholding Tax as specified in Section 3.1(f)), upon the surrender of such Common Stock Certificate or the delivery of an affidavit as described in Section 3.1(d), the Per Share Common Consideration, without interest.
          (d) Each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.6(b) and any Dissenting Shares) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Per Share Series A Consideration, without interest. As of the Effective Time, all such shares of Series A Preferred Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Series A Certificate shall cease to have any rights with respect thereto, except the right to receive (subject to any adjustments specified herein and subject to any applicable withholding Tax as specified in Section 3.1(f)), upon the surrender of such Series A Certificate or the delivery of an affidavit as described in Section 3.1(d), the Per Share Series A Consideration, without interest.
     Section 2.7 Treatment of Company Options; Company Restricted Stock and Company Stock Option Plans.
          (a) Immediately prior to the Effective Time, the Company shall cause all Company Options issued and outstanding at such time to be, in connection with the Merger, accelerated in accordance with the terms of the Company Stock Option Plans. At the Effective Time, all Company Options outstanding immediately prior to the Effective Time that have not been exercised will be cancelled in exchange for a cash payment in the amount of the Option Consideration, if any, without interest, with respect to such Company Options and such Company Options thereupon shall no longer represent the right to purchase Company Common Stock or any other equity security of the Company, Parent, the Surviving Corporation or any other Person or the right to receive any other consideration. On or immediately prior to the Effective Time, each holder of a Company Option outstanding immediately prior to the Effective Time (each an “Optionholder,” and collectively the “Optionholders”) shall be entitled to receive

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(subject to any adjustments specified herein and subject to any applicable withholding Tax as specified in Section 3.1(f)) the Option Consideration, if any, without interest. As promptly as practicable after the Closing, Parent shall pay, or shall cause the Surviving Corporation to pay, to each Optionholder cash constituting the Option Consideration to which such Optionholder is entitled pursuant to this Section 2.7(a) (less any applicable withholding Tax as specified in Section 3.1(f)).
          (b) Immediately prior to the Effective Time, the Company shall cause all restrictions on the Company Restricted Stock to lapse in accordance with the terms of such Company Restricted Stock’s award agreement and such Company Restricted Stock shall be automatically converted into and represent only the right to receive (subject to any adjustments specified herein and subject to any applicable withholding Tax as specified in Section 3.1(f)) an amount in cash, with respect to each share of Company Restricted Stock, equal to the Per Share Common Consideration.
          (c) The Company shall take all necessary steps as may be required to effect the provisions of Section 2.7(a) and (b) and to terminate the Company Stock Option Plans.
     Section 2.8 Treatment of Company Warrants.
          (a) At the Effective Time, if any Company Warrant is then outstanding, such Company Warrant shall, upon the Effective Time and in accordance with Section 7.1 of the Investor Warrants, Section 1.6.3 of the RBC Warrant and Section 1.6.2 of the SVB Warrant, entitle the holder thereof to receive, upon exercise thereof, an amount in cash equal to the Warrant Consideration, if any, without interest, and upon payment thereof shall be automatically cancelled and terminated.
          (b) For the avoidance of doubt, if any Company Warrant is exercised for its underlying shares of Company Common Stock prior to Closing, then the holder of such Company Warrant shall receive, in respect of each such underlying share, the Per Share Common Consideration to which it is entitled pursuant to Section 2.6 as a Stockholder hereunder.
ARTICLE III — PAYMENT FOR SECURITIES
     Section 3.1 Payment for Company Capital Stock, Company Options, Company Warrants and Company Notes.
          (a) Parent shall make the following payments:
     (i) As soon as practicable following the date of this Agreement and in any event not less than five Business Days before the Closing Date, Parent shall appoint a national bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) in the Merger. Promptly following the Effective Time, but in any event not later than one (1) Business Day following the Effective Time, Parent shall deposit with the Paying Agent, for the benefit of the Securityholders, for payment through the Paying Agent in accordance with this Section 3.1,

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cash in an amount (the “Payment Fund”) equal to the Base Consideration At Closing. Promptly following the Effective Time, the Paying Agent shall, pursuant to irrevocable instructions, make the payments provided for in Sections 2.6, 2.7(b), and 2.8 out of the Payment Fund. The Payment Fund shall not be used for any other purpose, except as provided in this Agreement. The Company has prepared an estimated schedule of the allocation of the Base Consideration At Closing payable to the Securityholders, which is attached hereto as Exhibit C (the “Base Consideration Allocation Schedule”). The parties hereto acknowledge and agree that the Company will amend the Base Consideration Allocation Schedule as of the Effective Time to (i) reflect any actual adjustments and allocation of the Merger Consideration required by Section 3.5(a)(ii) or necessary in connection with the exercise of any options or warrants; and (ii) instruct the Paying Agent as to the portion of the Payment Fund payable as of the Effective Time to each of the Securityholders.
     (ii) No later than the Closing, Parent shall, pursuant to irrevocable instructions, pay the Noteholders in accordance with this Section 3.1, cash in an amount equal to the amounts set forth on Exhibit D attached hereto (such amounts the “Noteholder Closing Payments”), as adjusted below as of the Closing Date. The Company has prepared an estimated schedule of the allocation of the Noteholder Closing Payments payable to the Noteholders, which is attached hereto as Exhibit D. The Company shall deliver to Parent on the Closing Date, a revised schedule to the Noteholder Closing Payments as adjusted for any additional accrued interest through and including the Closing Date.
     (iii) At the Effective Time, Parent shall cause to be delivered to JP Morgan Chase Bank, National Association (the “Escrow Agent”) an amount of cash equal to $7,700,000 (the “Escrow Amount”). The Escrow Amount shall be held by the Escrow Agent in a separate account (the “Escrow Fund”) solely for purposes of (a) the payment to Parent of the Final Net Working Capital Adjustment Amount, if any such payment is required by Section 3.5(b)(iii)(A) hereof, (b) the payment to the Securityholders and TripleTree, LLC of the BI Revenue Additional Consideration, if any such payment is required by Section 3.6 hereof, (c) the payment to the Securityholders and TripleTree, LLC of the athenaCollector Bookings Additional Consideration, if any such payment is required by Section 3.7 hereof, or (d) the payment to Parent in satisfaction of any indemnification or other claims of any Parent/MergerCo Indemnified Party required by Article IX. At the Effective Time, Parent shall cause to be delivered to the Escrow Agent an amount of cash equal to $100,000 (the “Securityholders’ Representative Reimbursement Amount”) of the Base Amount. The Securityholders’ Representative Reimbursement Amount shall be held by the Escrow Agent in an account (which will be a separate and segregated account from the Escrow Fund) for purposes of satisfying the Securityholders’

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obligations to the Securityholders’ Representative under this Agreement. The Securityholders’ Representative Amount shall be governed by the terms of an escrow agreement to be entered into by and among Parent, the Securityholders’ Representatives and the Escrow Agent, such escrow agreement to be substantially in the form attached hereto as Exhibit F (the “Escrow Agreement”). The Company has prepared an estimated schedule of the allocation of the Escrow Amount payable to the Securityholders and TripleTree, LLC, which is attached hereto as Exhibit E (the “Escrow Allocation Schedule”). The Escrow Fund shall be governed by the terms of the Escrow Agreement. The parties hereto acknowledge and agree that the Company will amend the Escrow Consideration Allocation Schedule as of the Effective Time to (i) reflect any actual adjustments and allocation of the Merger Consideration required by Section 3.5(a)(ii) or necessary in connection with the exercise of any options or warrants; and (ii) instruct the Escrow Agent as to the portion of the Payment Fund payable as of the Effective Time to each of the Securityholders and Triple Tree, LLC. For federal income tax purposes, any payment made by the Escrow Agent to the Securityholders shall be treated as deferred Merger Consideration and shall be subject to imputation of interest under Section 483 or Section 1274 of the Code. Any interest or other income earned on the Escrow Amount will be included in the gross income of Parent in accordance with Proposed Treasury Regulations under Section 468B(g) of the Code.
     (iv) Each Securityholder’s percentage interest in the Escrow Amount in the event any such amounts (including any interest or other income earned thereon) may be ultimately released and distributed to the Securityholders is set forth on the Escrow Allocation Schedule.
          (b) No later than the Closing, the Company shall, or shall cause each Noteholder to deliver a letter of transmittal in the form attached hereto as Exhibit G (the “Noteholder Letter of Transmittal”), which specifies that delivery shall be effected, and risk of loss and title of the Company Notes shall pass, only upon proper delivery of the Company Notes to the Parent and payment instructions for payment of the Noteholder Closing Payment attributable to each Company Note. As soon as reasonably practicable following the Effective Time, Parent shall, or shall cause the Surviving Company to deliver to the Securityholders a letter of transmittal in the form attached hereto as Exhibit H (the “Equityholder Letter of Transmittal” and individually and collectively with the Noteholder Letter of Transmittal, the “Letter of Transmittal”), which specifies that delivery shall be effected, and risk of loss and title to shares of Company Capital Stock shall pass, only upon proper delivery of the Certificates to the Paying Agent and instructions for use in effecting the surrender of a Certificate in exchange for the Base Consideration At Closing attributable to each share formerly represented by such Certificate. Upon surrender of a Company Note to the Parent or a Certificate (if applicable) to the Paying Agent, together with such applicable Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, (i) the Noteholder shall be entitled to receive payment in cash in the amount set forth opposite such Noteholder’s name on Exhibit D, and the Company Note so surrendered shall forthwith be canceled as of the Closing and (ii) the holder of such

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Certificate shall be entitled to receive in exchange therefor cash in an amount equal to the product of the number of shares represented by such Certificate multiplied by the portion of the Base Consideration At Closing attributable to such shares (subject to any applicable withholding Tax as specified in Section 3.1(f)), and the Certificate (if applicable) so surrendered shall forthwith be canceled as of the Effective Time.
          (c) If payment is to be made to a Person other than the Person in whose name the Certificate or Company Note surrendered is registered, it shall be a condition of payment that the Certificate or Company Note so surrendered shall be properly endorsed or otherwise in proper form for transfer and delivered to Parent or the Paying Agent, as applicable, with all documents required to evidence and effect such transfer and that the Person requesting such payment pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate or Company Note surrendered or establish to the satisfaction of the Surviving Company that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.1(c), each Certificate (other than Certificates representing shares of Company Capital Stock to be canceled in accordance with Section 2.6(b) and Dissenting Shares) or Company Note shall at any time after the Effective Time represent solely the right to receive, upon such surrender the amount contemplated by Sections 2.6 or 3.1(c).
          (d) If any Company Note shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Note to be lost, stolen or destroyed, the Parent will deliver as payment for such lost, stolen or destroyed Company Note the portion of the Noteholder Closing Payments attributable to such Company Note. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the portion of the Base Consideration At Closing attributable to each share formerly represented thereby. Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Company Note or Certificate to deliver to Parent an affidavit which includes an indemnity against any claim that may be made against Parent or the Surviving Company with respect to the Certificate or Company Note alleged to have been lost, stolen or destroyed.
          (e) To the extent permitted by applicable law, none of Parent, MergerCo, the Company, the Surviving Company or the Paying Agent shall be liable to any Person in respect of any portion of the Base Consideration At Closing from the Payment Fund or Noteholder Closing Payments properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate or Company Note shall not have been surrendered prior to twelve (12) months after the Effective Time, any such shares, cash, dividends or distributions in respect of such Certificate or Company Note shall, to the extent permitted by applicable law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.
          (f) Each of the Paying Agent, the Surviving Company and Parent shall be entitled to deduct and withhold from the portion of the Base Consideration At Closing attributable to any share of Company Capital Stock, any Company Options, any Company Warrants, the portion of the Noteholder Closing Payments attributable to any Company Note or

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amounts otherwise payable pursuant to this Agreement to any holder thereof, such amounts as are required to be withheld with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of United States federal, state or local tax laws. To the extent that amounts are so withheld, such withheld amounts shall be (i) remitted by the Paying Agent, the Surviving Company and Parent, as the case may be, to the applicable Governmental Authority and (ii) treated for all purposes of this Agreement as having been paid to the holder thereof in respect of which such deduction and withholding was made.
          (g) The right to receive a portion of the Merger Consideration or Noteholder Closing Payments in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to Company Stock, Company Options, Company Warrants and Company Notes, as applicable. At the Effective Time, the stock transfer books of the Company shall be closed and no further registration of transfers of shares or notes shall thereafter be made on the records of the Company. If, after the Effective Time, Certificates or Company Notes are presented to the Surviving Company for transfer, such Certificates or Company Notes shall be canceled and exchanged for the Merger Consideration or Noteholder Closing Payments, as applicable, as provided in this Article III, subject, in the case of a Certificate, to applicable law in the case of Dissenting Shares.
          (h) Parent shall cause the Paying Agent to invest any cash included in the Payment Fund as directed by Parent in a cash compensation account of the Paying Agent. Any interest and other income resulting from such investments shall be the property of and will be promptly paid to Parent. If for any reason (including losses) the cash in the Payment Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Paying Agent hereunder, Parent shall promptly deposit cash into the Payment Fund in an amount that is equal to the deficiency in the amount of cash required to fully satisfy such payment obligations.
          (i) Promptly following the date that is twelve (12) months after the Effective Time, Parent shall cause the Paying Agent to deliver to the Surviving Company all cash, Certificates and other documents in its possession relating to the Merger, and the Paying Agent’s duties shall terminate. Any former Stockholders or Noteholders who have not complied with Section 3.1 prior to the end of such twelve (12) month period shall thereafter look only to the Surviving Company (subject to abandoned property, escheat or other similar laws) for payment of their claim for right to receive the Merger Consideration or the Noteholder Closing Payments, as applicable. If any Certificates or Company Notes shall not have been surrendered immediately prior to the date that such unclaimed funds would otherwise become subject to any abandoned property, escheat or similar law unclaimed funds payable with respect to such Certificates or Company Notes shall, to the extent permitted by applicable law, become the property of Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.
     Section 3.2 Appraisal Rights.
          (a) The Company shall comply with all requirements of Section 262 of the DGCL and shall keep Parent promptly informed of all matters relating thereto.

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          (b) Notwithstanding anything in this Agreement to the contrary but only to the extent required by the DGCL, any shares of Company Capital Stock outstanding immediately prior to the Effective Time held by any holder who has not voted in favor of the Merger and is otherwise entitled to demand, and who properly demands, to receive payment of the fair value for such shares of Company Capital Stock in accordance with Section 262 of the DGCL (such shares, “Dissenting Shares”) shall not be converted pursuant to Section 2.6 into the right to receive the Merger Consideration unless such holder fails to perfect or otherwise effectively withdraws or loses such holder’s right to receive payment of the fair value of such Dissenting Shares. If, after the Effective Time, such holder fails to perfect or loses its right to demand or receive such payment, such shares of Company Capital Stock shall be treated as if they had been converted as of the Effective Time into the right to receive Merger Consideration, without interest thereon, pursuant to Section 2.6.
          (c) The Company shall give Parent (i) prompt notice and a copy of any notice of a Stockholder’s demand for payment or objection to the Merger, of any request to withdraw a demand for payment and of any other instrument delivered to it pursuant to Section 262 of the DGCL and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands, objections and requests. Except with the prior written consent of Parent, the Company shall not make any payment with respect to any such demands, objections and requests and shall not settle (or offer to settle) any such demands, objections and requests or approve any withdrawal of the same.
     Section 3.3 Payments at Closing for Indebtedness of the Company. At the Closing (and at least three Business Days prior to the Closing, an estimate thereof), the Company shall deliver a certificate setting forth an itemized list of any and all Indebtedness and Company Transaction Expenses. As of the Effective Time, Parent and MergerCo shall provide sufficient funds to the Surviving Company to enable the Surviving Company to repay or assume any outstanding Indebtedness of the Company. Parent and MergerCo will cooperate in arranging for such repayment and shall take such reasonable actions as may be necessary to facilitate such repayment and to facilitate the release, in connection with such repayment, of any mortgage, pledge, lien, conditional sale agreement, security title, encumbrance or other charge (collectively, “Encumbrances”) securing such Indebtedness of the Company.
     Section 3.4 Payments at Closing for Company Transaction Expenses. As of the Effective Time, Parent and MergerCo shall provide sufficient funds to the Company to enable the Company to pay, and the Company shall pay, any outstanding Company Transaction Expenses that have not been paid prior to the Closing Date.
     Section 3.5 Working Capital Adjustment.
          (a) Preparation of Estimated Closing Balance Sheet; Estimated Net Working Capital.
     (i) The Company shall prepare in good faith and, at least three Business Days prior to the Closing Date, deliver to Parent (A) an estimated balance sheet of the Company, which shall be reasonably acceptable to Parent, as of the close of business on the day immediately

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prior to the Closing Date, reflecting thereon the Company’s best estimate of all balance sheet items of the Company (the “Estimated Closing Balance Sheet”) and (B) the Net Working Capital of the Company as of the close of business on the day immediately prior to the Closing Date based on the Estimated Closing Balance Sheet (“Estimated Net Working Capital”). The Estimated Closing Balance Sheet shall be prepared in accordance with GAAP, consistently applied (except no footnotes shall be required), and using the same GAAP accounting principles, practices, methodologies and policies, that were used to prepare the Base Balance Sheet.
     (ii) The cash consideration to be paid by Parent at Closing shall be adjusted, dollar for dollar, down to the extent that the Estimated Net Working Capital is less than the Net Working Capital target of $265,000. The cash consideration to be paid by Parent at Closing shall be adjusted, dollar for dollar, up to the extent that the Estimated Net Working Capital is greater than the Net Working Capital target of $265,000. The difference between the Estimated Net Working Capital and such Net Working Capital target is referred to as the “Estimated Net Working Capital Adjustment Amount.”
     (iii) As used in this Section 3.5, the term “Net Working Capital” means, as of the date of determination, an amount equal to the difference at such time of (A) the sum of all Current Assets minus (B) the sum of all Current Liabilities.
          (b) Preparation of Final Closing Balance Sheet.
     (i) As promptly as practicable, but no later than 90 days after the Closing Date, Parent shall prepare and deliver to the Securityholders’ Representatives (A) a balance sheet of the Company as of the close of business on the day immediately prior to the Closing Date, reflecting thereon Parent’s best estimate of the same balance sheet items of the Company as included on the Estimated Closing Balance Sheet but adjusted to take into account the final balances as of the close of business on the day immediately prior to the Closing Date (the “Closing Balance Sheet”) and (B) the Net Working Capital of the Company based on the Closing Balance Sheet. The Closing Balance Sheet shall be prepared in accordance with GAAP and using the same GAAP accounting principles, practices, methodologies and policies that were used to prepare the Estimated Closing Balance Sheet.
     (ii) Unless the Securityholders’ Representatives deliver the Dispute Notice within 30 days after receipt of the Closing Balance Sheet, such Closing Balance Sheet shall be deemed the “Final Closing Balance Sheet,” shall be binding upon the Securityholders and Parent and shall not be subject to dispute or review. If the Securityholders’ Representatives

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disagree with the Closing Balance Sheet, the Securityholders’ Representatives may, within 30 days after receipt thereof, notify Parent in writing (the “Dispute Notice”), which Dispute Notice shall provide reasonable detail of the nature of each disputed item on the Closing Balance Sheet, including all supporting documentation thereto, and the Securityholders’ Representatives shall be deemed to have agreed with all other items and amounts contained in the Closing Balance Sheet delivered pursuant to this Section 3.5(b). Parent and the Securityholders’ Representatives shall first use commercially reasonable efforts to resolve such dispute between themselves and, if Parent and the Securityholders’ Representatives are able to resolve such dispute, the Closing Balance Sheet shall be revised to the extent necessary to reflect such resolution, shall be deemed the “Final Closing Balance Sheet” and shall be conclusive and binding upon the Securityholders and Parent and shall not be subject to dispute or review. If Parent and the Securityholders’ Representatives are unable to resolve the dispute within 15 days after receipt by Parent of the Dispute Notice, Parent and the Securityholders’ Representatives shall submit the dispute to a mutually acceptable independent accounting firm (the “Accountants”). The Accountants shall act as experts and not arbiters and shall determine only those items in dispute on the Closing Balance Sheet. Promptly, but no later than 30 days after engagement, the Accountants shall deliver a written report to Parent and the Securityholders’ Representatives as to the resolution of the disputed items, the resulting Closing Balance Sheet and the resulting calculation of Net Working Capital as of the Closing Date. The Closing Balance Sheet as determined by the Accountants shall be deemed the “Final Closing Balance Sheet,” shall be conclusive and binding upon the Securityholders and Parent and shall not be subject to dispute or review. The fees and expenses of the Accountants in connection with the resolution of disputes pursuant to this Section 3.5(b) shall be paid by (A) the Securityholders (from the Escrow Fund), if Parent’s calculation of the portion of the Closing Net Working Capital in dispute is closer to the Accountants’ determination than the Securityholders’ Representatives’ calculation thereof, (B) by Parent, if the reverse is true or (C) except as provided in clauses (A) or (B) above, equally by the Securityholders (from the Escrow Fund) and Parent. Parent and the Securityholders’ Representatives agree that they will, and agree to cause their respective representatives and independent accountants to cooperate and assist in the preparation of the Closing Balance Sheet and in the conduct of the audits and reviews referred to in this Section 3.5(b), including, without limitation, the making available to the extent necessary of books, records, work papers and personnel.
     (iii) The Merger Consideration shall be adjusted, dollar for dollar, up or down, as appropriate, to the extent that the Net Working Capital set forth on the Final Net Working Capital Calculation (the “Closing Net Working Capital”) is greater than or less than the Estimated

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Net Working Capital, as applicable. Within three Business Days following determination of the Closing Net Working Capital in accordance with Section 3.5(b)(ii), (A) if the Closing Net Working Capital is less than the Estimated Net Working Capital, Parent and the Securityholders’ Representatives shall jointly direct the Escrow Agent to pay to Parent from the Escrow Fund an amount equal to the difference between such amounts and to deliver the balance amount, if any, to Parent and (B) if the Closing Net Working Capital is greater than the Estimated Net Working Capital, Parent shall deliver or cause to be delivered to the Paying Agent the amount equal to the Closing Net Working Capital minus the Estimated Net Working Capital, and Parent shall cause the Paying Agent to distribute such amount to the Securityholders and Triple Tree, LLC in accordance with the Base Consideration Allocation Schedule. The difference between the Closing Net Working Capital and the Estimated Net Working Capital, whether a positive or a negative number, is referred to as the “Final Net Working Capital Adjustment Amount.”
     Section 3.6 BI Revenue Additional Consideration.
          (a) Preparation of BI Revenue Additional Consideration Calculation. Within 30 days after the final close of Parent’s audit for the fiscal year ended December 31, 2010, Parent shall prepare and deliver to the Securityholders’ Representatives a calculation of BI Measurement Period Revenues.
          (b) Disagreements.
     (i) The Securityholders’ Representatives may dispute any element of the calculation of the BI Measurement Period Revenues by notifying Parent of such disagreement in writing and setting forth in reasonable detail the particulars of such disagreement, within 20 days after its receipt of the calculation of such BI Measurement Period Revenues. In the event that the Securityholders’ Representatives do not provide such a notice of disagreement within such 20-day period, the Securityholders’ Representatives shall be deemed to have accepted the calculation of the BI Measurement Period Revenues delivered by Parent, which shall be final, binding and conclusive for all purposes hereunder.
     (ii) In the event any such notice of disagreement is provided on a timely basis, Parent and the Securityholders’ Representatives shall attempt, for a period of 15 days (or such longer period as they may mutually agree), to resolve any disagreements with respect to the calculation of the BI Measurement Period Revenues. If, at the end of such period, Parent and the Securityholders’ Representatives are unable to resolve such disagreements, then the Accountants shall resolve any remaining disagreements.

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     (iii) The Accountants shall determine as promptly as practicable, but in any event within 30 days of the date on which such dispute is referred to the Accountants, whether such BI Measurement Period Revenues were properly calculated, and shall deliver to Parent and the Securityholders’ Representatives a written report setting forth its findings, which shall be final, conclusive and binding on Parent and the Securityholders. The fees and expenses of the Accountants in connection with its services under this Section 3.6(b) shall be paid (A) by Parent if the Accountants’ calculation of the BI Measurement Period Revenues is closer to the Securityholders’ Representatives’ calculation of the BI Measurement Period Revenues than such calculation by Parent, (B) by the Securityholders (from the Escrow Account) if the reverse is true or (C) otherwise equally by Parent and the Securityholders (from the Escrow Account).
     (iv) Each party shall, and shall cause its representatives to, cooperate with the other and provide timely access to information for purposes of resolving any dispute pursuant to this Section 3.6(b), including without limitation, making available to the other parties such books, records, work papers, reports of Parent’s outside independent certified public accountants, and personnel, to the extent necessary. Parent covenants and agrees that during the BI Measurement Period the books and records of the Surviving Company shall be maintained in a manner that will allow Parent’s accounting firm to reasonably determine the BI Revenue Additional Consideration pursuant to this Agreement.
          (c) Quarterly Reports. Within 45 days following the end of each fiscal quarter during the BI Measurement Period, Parent shall prepare and deliver to the Securityholders’ Representatives a calculation of BI Measurement Period Revenues measured as of the end of such fiscal quarter. The quarterly reports delivered pursuant to this Section 3.6(c) shall be for review purposes only, and shall not be subject to the disagreement provisions of Section 3.6(b) or the basis for payment of any BI Revenue Additional Consideration pursuant to Section 3.6(d). However, if the Securityholders’ Representatives have questions or concerns then the Securityholders’ Representatives will be provided, upon the Securityholders’ Representatives’ reasonable request, with access to the Parent’s and the Company’s books and records and chief financial officer in order for the Securityholders’ Representatives to ask and evaluate the Securityholders’ Representatives’ questions and to address the Securityholders’ Representatives’ concerns.
          (d) Payment. Subject to Section 3.6(e), Parent shall cause the Escrow Agent to distribute from the Escrow Fund in accordance with the Escrow Allocation Schedule, no later than the later of (i) 45 days after the final close for Parent’s audit for the fiscal year ended December 31, 2010 (but no later than March 16, 2011) and (ii) ten Business Days after the BI Measurement Period Revenues are finally determined pursuant to Section 3.6(b) (but, subject to Section 3.6(b) no later than March 16, 2011), an aggregate amount determined in accordance with Exhibit I.

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          (e) Payment Limitation. The amount payable pursuant to Section 3.6(d) shall be reduced by (and the Escrow Agent shall retain in the Escrow Fund pursuant to the terms of the Escrow Agreement) an amount equal to the aggregate amount of all outstanding and unpaid Indemnity Claims made by any Parent/MergerCo Indemnified Party pursuant to Article IX in accordance with the Escrow Agreement; provided, that, in no event shall the amount payable pursuant to this Section 3.6 exceed $4,800,000 in the aggregate. The aggregate amount to which the Securityholders and Triple Tree, LLC are entitled pursuant to Section 3.6 is referred to herein as the “BI Revenue Additional Consideration.”
     Section 3.7 athenaCollector Bookings Additional Consideration.
          (a) Preparation of athenaCollector Bookings Additional Consideration Calculation. Within 45 days following the end of each fiscal quarter (each, a “Bookings Quarter”) during the Bookings Measurement Period, beginning with the fiscal quarter ending December 31, 2009, Parent shall prepare and deliver to the Securityholders’ Representatives a calculation of athenaCollector Bookings for each Bookings Quarter.
          (b) Disagreements.
     (i) The Securityholders’ Representatives may dispute any element of the calculation of the athenaCollector Bookings by notifying Parent of such disagreement in writing and setting forth in reasonable detail the particulars of such disagreement, within 20 days after its receipt of the calculation of such athenaCollector Bookings. In the event that the Securityholders’ Representatives do not provide such a notice of disagreement within such 20-day period, the Securityholders’ Representatives shall be deemed to have accepted the calculation of the athenaCollector Bookings delivered by Parent, which shall be final, binding and conclusive for all purposes hereunder.
     (ii) In the event any such notice of disagreement is provided on a timely basis, Parent and the Securityholders’ Representatives shall attempt, for a period of 15 days (or such longer period as they may mutually agree), to resolve any disagreements with respect to the calculation of the athenaCollector Bookings. If, at the end of such period, Parent and the Securityholders’ Representatives are unable to resolve such disagreements, then the Accountants shall resolve any remaining disagreements.
     (iii) The Accountants shall determine as promptly as practicable, but in any event within 30 days of the date on which such dispute is referred to the Accountants, whether such athenaCollector Bookings were properly calculated, and shall deliver to Parent and the Securityholders’ Representatives a written report setting forth its findings, which shall be final, conclusive and binding on Parent and the Securityholders. The fees and expenses of the Accountants in connection with its services under this Section 3.7(b) shall be paid (A) by Parent if the

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Accountants’ calculation of the athenaCollector Bookings is closer to the Securityholders’ Representatives’ calculation of the athenaCollector Bookings than such calculation by Parent, (B) by the Securityholders (from the Escrow Account) if the reverse is true or (C) otherwise equally by Parent and the Securityholders’ (from the Escrow Account).
     (iv) Each party shall, and shall cause its representatives to, cooperate with the other and provide timely access to information for purposes of resolving any dispute pursuant to this Section 3.7(b), including without limitation, making available to the other parties such books, records, work papers, reports of Parent’s outside independent certified public accountants, and personnel, to the extent necessary. Parent covenants and agrees that during the Bookings Measurement Period that the books and records of the Surviving Company shall be maintained in a manner that will allow Parent’s accounting firm to reasonably determine the athenaCollector Bookings Additional Consideration pursuant to this Agreement.
          (c) Payment. Subject to Section 3.7(d), Parent shall cause the Escrow Agent to distribute from the Escrow Fund in accordance with the Escrow Allocation Schedule, no later than the later of (i) 45 days after the end of a Bookings Quarter and (ii) ten Business Days after the athenaCollector Bookings for such Bookings Quarter are finally determined pursuant to Section 3.7(b), an aggregate amount equal to the athenaCollector Bookings for such Bookings Quarter multiplied by 0.85. Subject to Section 3.7(d), Parent shall cause the Escrow Agent to distribute from the Escrow Fund in accordance with the Escrow Allocation Schedule within 45 days after the end of Parent’s fiscal years ending December 31, 2010 and December 31, 2011 and the interim period of June 30, 2012, an aggregate amount equal to the accrued but unpaid athenaCollector Bookings for such periods; provided, that such athenaCollector Bookings resulted in the actual implementation of athenaCollector.
          (d) Payment Limitation. The amount paid pursuant to Section 3.7(c) shall be reduced by (and the Escrow Agent shall retain in the Escrow Fund pursuant to the terms of the Escrow Agreement) an amount equal to the aggregate amount of all outstanding and unpaid Indemnity Claims made by any Parent/MergerCo Indemnified Party pursuant to Article IX in accordance with the Escrow Agreement. In no event shall the amount payable pursuant to this Section 3.7 exceed $2,900,000 in the aggregate (the “Maximum athenaCollector Bookings Additional Consideration”); provided, that the Maximum athenaCollector Bookings Additional Consideration shall be increased on a dollar for dollar basis to the extent and in the amount that the BI Revenue Additional Consideration is less than $4,800,000. The aggregate amount to which the Securityholders and Triple Tree, LLC are entitled pursuant to this Section 3.7 is referred to herein as the “athenaCollector Bookings Additional Consideration.”
     Section 3.8 Protective Provisions.
          (a) During the period from the Closing Date until the end of the Bookings Measurement Period, the Parent shall, and shall cause the Company:

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     (i) to act in good faith and to operate the business of the Company in the ordinary course of business;
     (ii) to maintain the Company as a wholly-owned subsidiary;
     (iii) not to combine, merge or consolidate the Company or liquidate it or, except in the usual and ordinary course of business, sell or otherwise dispose of any of its assets;
     (iv) to use reasonable efforts to preserve the role and responsibility of Michael Funk as the Company’s chief executive officer, and to preserve the relationships of the Company with its customers; provided that in the event that Mr. Funk leaves the Company, or is for any reason unable to fulfill the responsibilities of a chief executive officer, Parent shall be free to adjust the roles and responsibilities of the remaining employees as it determines in good faith to be necessary or advisable to carry out and increase the business of the Company;
     (v) to use reasonable efforts to cause each employee of the Company to devote substantially all of his or her time to the business and operations of the Company; provided that it is understood that Michael Funk and other senior executives of the Company may be required to spend significant time on matters relating to the Parent and its subsidiaries as a whole;
     (vi) to keep the Company’s products and business and working capital substantially as historically operated and as contemplated by the Company’s business plans in existence as of the Closing Date, as such plans have been presented to Parent, subject to changes resulting from the BPO Business Spin-Off;
     (vii) to permit the Securityholders’ Representatives and their representatives to inspect the books and records of the Company during regular business hours, upon reasonable advance notice and subject to appropriate confidentiality agreements;
     (viii) to maintain separate accounting books and records for the Company; and
     (ix) to otherwise act in good faith with respect to the Earnout Consideration.
          (b) In addition, with respect to any sales of the Company’s products to, or other uses of the Company’s products by, affiliates of the Parent or the Company, the Company shall receive full fair market value credit for any such sales or uses as though any such products were sold at full price.

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          (c) For purposes of the calculation of the BI Revenues, any existing clients of the Company as of the Closing Date (whether or not they are shared clients with Parent) shall continue to be treated as clients of the Company and all revenues derived from the sale of Business Intelligence Products to such customers shall be included in subpart (i) of the definition of BI Revenues.
          (d) In addition to the above provisions, with respect to the athenaCollector Bookings Additional Consideration, the Parent agrees that with respect to the Company’s clients and with respect to the prospects referred to Parent by the Company, the Parent will pursue any sales opportunities with diligence and in good faith, consistent with Parent’s customary sales practices and the Company and Parent shall comply with the following:
     (i) Until the expiration of the Bookings Measurement Period, if the Company identifies a prospect for athenaCollector, the Company shall promptly initiate the following registration process:
     a. The prospect is identified.
     b. The Company introduces the prospect to Parent by (i) sending notification by email or other writing containing identifying information, general customer location, size, type of business, and other prospect-specific information reasonably required by Parent to a designated person from Parent, and (ii) scheduling at least one meeting with a representative of the prospect and Parent.
     c. If the prospect is not an Active athena Lead, then Parent’s designated person will send by e-mail or other writing confirmation of receipt, and the prospect will be deemed a “Qualified Lead” beginning on the date of the initial meeting between such prospect and Parent and continuing until the expiration of the Bookings Measurement Period.
     d. The Company provides the designated person from Parent with information identifying the practice, and information regarding the sales relationship, personal relationship, existence of a proposal, or the means by which the prospect is qualified and any relevant RFP.
     e. The Qualified Lead is added to Parent’s pipeline in its sales management system.
     (ii) The pipeline shall be reviewed monthly via conference call with designated persons from the Company and Parent.

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ARTICLE IV — REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company hereby represents and warrants to Parent and MergerCo, that, except as set forth in the various Sections of the schedules to this Agreement (the “Schedules”) that correspond with the Sections of this Article IV, the statements contained in this Article IV are true and correct as of the date of this Agreement.
     Section 4.1 Existence; Good Standing; Authority.
          (a) The Company is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own, operate and/or lease its properties and carry on its business in all material respects as currently conducted. As of the date of this Agreement, the Company is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such licensure or qualification necessary except where failure to qualify would not be reasonably likely to have, individually, or in the aggregate a Company Material Adverse Effect. The copies of the Bylaws and the Certificate of Incorporation, each as in effect as of the date hereof and made available to Parent’s and MergerCo’s counsel, are complete and correct, and no amendments thereto are pending.
          (b) The Company has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by each of Parent and MergerCo, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity).
     Section 4.2 Capitalization.
          (a) The authorized capital stock of the Company consists of 15,727,027 shares, consisting of (i) 14,843,277 shares of Company Common Stock, of which (x) 7,214,394 shares have been designated as Series A Common Stock, (y) 6,890,238 shares have been designated as Series B Common Stock and (z) 738,645 shares have been designated as Series C Common Stock. and (ii) 1,083,750 shares of Series A Preferred Stock all of which are issued and outstanding. With respect to such authorized Company Common Stock, (1) 5,070,375 shares of Series A Common Stock are issued and outstanding, (2) 6,606,446 shares of Series B Common Stock are issued and outstanding and 103,262 shares of Series B Common Stock are reserved for

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future issuance pursuant to the Company Warrants, (3) 738,645 shares of Series C Common Stock are issued and outstanding, (4) 489,722 shares of Common Stock are duly reserved for future issuance pursuant to Company Options outstanding as of this date of this Agreement and (5) no shares of Common Stock and no shares of Series A Preferred Stock were owned beneficially or of record by the Company. Section 4.2(a) of the Schedules sets forth the following information relating to each Stockholder: (i) its name, address (as listed in the corporate record books of the Company) and (ii) the number and class or series of shares of Company Capital Stock held by such Person and the respective certificate numbers.
          (b) Except as set forth on Section 4.2(b) of the Schedules, none of the outstanding shares of Company Capital Stock are subject to, nor were they issued in violation of, any purchase option, call option, right of first refusal, first offer, co-sale or participation, preemptive right, subscription right or any similar right. Except as set forth in Section 4.2(a), no shares of voting or non-voting capital stock, other equity interests or other voting securities of the Company are issued, reserved for issuance or outstanding. All Company Options have been granted under the Company Stock Option Plans. Section 4.2(b) of the Schedules sets forth a true and complete list of all outstanding Company Options and all other options and rights to purchase Company Capital Stock, together with the number of shares of Company Capital Stock subject to such security, the date of grant or issuance, the exercise price and the expiration date of such security and the aggregate number of shares of Company Capital Stock subject to such securities. Except as set forth in Section 2.6, no Company Option shall entitle the holder thereof to receive anything after the Merger in respect of such Company Option. All outstanding shares of Company Capital Stock are validly issued, fully paid and nonassessable. Except for the Company Capital Stock, there are no bonds, debentures, notes, other Indebtedness or any other securities of the Company with voting rights (other than the Company Options and the Company Warrants, convertible into, or exchangeable for, securities with voting rights) on any matters on which Stockholders may vote.
          (c) Except as described in Sections 4.2(a) and 4.2(b), there are no outstanding securities, options, warrants, calls, rights, convertible or exchangeable securities or Contracts or obligations of any kind (contingent or otherwise) to which the Company is a party or by which it is bound obligating the Company, directly or indirectly, to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, Contract or obligation. Except as set forth in the Certificate of Incorporation, there are no outstanding obligations of the Company (contingent or otherwise) to repurchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock (or options or warrants to acquire any such shares) of the Company. There are no stock-appreciation rights, stock-based performance units, “phantom” stock rights or other Contracts or obligations of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, stock price performance or other attribute of the Company or its business or assets or calculated in accordance therewith (other than payments or commissions to sales representatives of the Company based upon revenues generated by them without augmentation as a result of the transactions contemplated hereby, in each case in the ordinary course of business consistent with past practice) to cause the Company to register its securities or which otherwise relate to the registration of any securities of the Company. Except as set forth on Section 4.2(c) of the Schedules, there are no voting trusts, proxies or other Contracts of any character to which the Company or, to the Knowledge of the Company, any of the Stockholders is a party or by which

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any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock or similar interests of the Company.
     Section 4.3 Subsidiaries. Except as set forth on Schedule 4.3, the Company does not own, of record or beneficially, directly or indirectly, (a) with respect to any corporation, more than 50% of the total voting power of all classes of capital stock entitled to vote in the election of directors thereof and (b) with respect to any Person other than a corporation, at least a majority of any class of capital stock (however designated) entitled to vote in the election of the governing body, partners, managers or others that will control the management of such Person. Except as set forth on Schedule 4.3, there are no corporations, partnerships, joint ventures, associations or other entities in which the Company owns, of record or beneficially, any other direct or indirect equity or other interest or right (contingent or otherwise) to acquire any of the same. The Company is not a member of any partnership nor is the Company a participant in any joint venture or similar arrangement.
     Section 4.4 No Conflict; Consents.
          (a) Subject to the adoption and approval of this Agreement by the Stockholders, the execution and delivery by the Company of this Agreement, and the consummation by the Company of the transactions in accordance with the terms hereof, do not (i) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination of, any contract, agreement, permit, license, authorization or obligation to which the Company is a party or by which the Company or any of its assets are bound, except for any such conflicts, violations, defaults and terminations that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) conflict with, or result in, any violation of any provision of the Certificate of Incorporation or the Bylaws; (iii) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order of, or any restriction imposed by, any court or other governmental agency applicable to the Company.
          (b) Except as set forth in Schedule 4.4, no notice to, declaration or filing with, or consent or approval of any federal, state, local or foreign government, any governmental, regulatory or administrative authority, agency, bureau or commission or any court, tribunal or judicial or arbitral body (a “Governmental Authority”) or other third party is required by or with respect to the Company in connection with the execution and delivery by the Company of this Agreement, and the consummation by the Company of the transactions in accordance with the terms hereof, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company duly licensed or qualified to do business.
     Section 4.5 Financial Statements.
          (a) The Company has made available to Parent and MergerCo true and complete copies of the following financial statements, copies of which are attached hereto as Schedule 4.5 (collectively, the “Financial Statements”):

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     (i) Audited balance sheet of the Company as of December 31, 2008 and the related audited statements of operations, stockholders’ equity and cash flows of the Company for the year ended December 31, 2008; and
     (ii) Unaudited balance sheet of the Company as of June 30, 2009 (the “Base Balance Sheet”) and the related unaudited statements of operations, stockholders’ equity and cash flows for the fiscal period then ended; provided, however, that the Base Balance Sheet is subject to normal year-end adjustments.
          (b) The Financial Statements (i) have been prepared in accordance with GAAP consistently applied and (ii) present fairly in all material respects the financial condition, statements of operations, stockholders’ equity and cash flows of the Company as of the dates and for the periods indicated therein.
          (c) The Company maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are executed and access to assets is permitted only in accordance with management’s general or specific authorization; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, and to maintain asset accountability; (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets and (iv) the recorded accountability for Company assets is compared with the existing Company assets at reasonable intervals and appropriate action is taken with respect to any difference.
          (d) The Company is not a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company’s financial statements.
     Section 4.6 Absence of Certain Changes. Except as set forth on Schedule 4.6 and in the ordinary course of business consistent with past practices, from the date of the Base Balance Sheet to the date of this Agreement, there has not been (a) any change in the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company, except such changes that have not had or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (b) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, capital stock or property) in respect of, any of the Company’s capital stock or any purchase, redemption or other acquisition of any of the Company’s capital stock or any other securities of the Company or any options, warrants, calls or rights to acquire any such capital stock or other securities, (c) any split, combination or reclassification of any of the Company’s capital stock or any issuance or the authorization of any other securities in respect of, in lieu of or in substitution for capital stock or other securities of

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the Company, (d) any granting by the Company of (i) any loan or increase in compensation, perquisites or benefits or any bonus or award or (ii) any payment by the Company of any bonus, in each case to any current or former member of the Company Board, officer, employee, contractor or consultant of the Company, (e) any granting by the Company to any current or former member of the Company Board, officer, employee, contractor or consultant of the Company of any increase in severance, termination, change in control or similar compensation or benefits, (f) any entry by the Company into any amendment of or modification to or agreement to amend or modify (or announcement of an intention to amend or modify) or termination of (i) any employment, deferred compensation, severance, change in control, termination, employee benefit, loan, indemnification, retention, equity repurchase, equity option, consulting or similar agreement, commitment or obligation between the Company, on the one hand, and any current or former member of the Company Board or any current or former officer, employee, contractor or consultant of the Company, on the other hand, (ii) any agreement between the Company, on the one hand, and any current or former member of the Company Board or any current or former officer, employee, contractor or consultant of the Company, on the other hand, the benefits of which are contingent, or the terms of which are altered, upon the occurrence of transactions involving the Company of the nature contemplated by this Agreement or (iii) any trust or insurance contract or other agreement to fund or otherwise secure payment of any compensation or benefit to be provided to any current or former member of the Company Board or any current or former officer, employee, contractor or consultant of the Company, (g) any amendment to or modification of or agreement to amend or modify (or announcement of an intention to amend or modify) the Company Stock Option Plans or any of the awards granted thereunder, including with respect to vesting acceleration of any such awards, (h) any other granting by the Company of any awards or rights under the Company Stock Option Plans, (i) any damage, destruction or loss, whether or not covered by insurance, that individually or in the aggregate could reasonably be expected to have a Company Material Adverse Effect, (j) any change in financial or tax accounting methods, principles or practices by the Company, except insofar as may have been required by a change in GAAP or applicable Law, (k) any tax election that individually or in the aggregate could reasonably be expected to have a Company Material Adverse Effect or any tax attributes of the Company or any settlement or compromise of any income tax liability, (l) any revaluation by the Company of any of its respective assets or (m) any licensing or other agreement with regard to the acquisition or disposition of any Company Intellectual Property Assets or rights thereto.
     Section 4.7 Litigation. Except as set forth on Schedule 4.7, as of the date of this Agreement, there is no litigation, action, suit, proceeding, claim, arbitration or investigation pending or, to the Company’s knowledge, threatened in writing, against the Company. As of the date of this Agreement, the Company is not subject to any outstanding writ, order, judgment, injunction or decree of any Governmental Authority.
     Section 4.8 Taxes.
          (a) Each of the Company and its Subsidiaries have duly and timely filed all Tax Returns that they were required to file under applicable laws and regulations. All such Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by the Company or any its Subsidiaries (whether or not shown on any Tax Return) have been paid. Neither the

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Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.
          (b) Each of the Company and its Subsidiaries have, within the time and manner prescribed by Law, withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
          (c) No federal, state, local, or foreign tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received from any federal, state, local, or foreign taxing authority (including jurisdictions where the Company or its Subsidiaries have not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company or any of its Subsidiaries. Schedule 4.8 hereto lists all federal, state, local, and foreign income Tax Returns filed with respect to any of the Company or its Subsidiaries for taxable periods ended on or after December 31, 2005, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Company has delivered to Parent correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries in connection with any taxable periods ended on or after December 31, 2005.
          (d) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
          (e) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Each of the Company and its Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement. Neither the Company nor any of its Subsidiaries has any Liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.
          (f) The unpaid Taxes of the Company and its Subsidiaries did not, as of the Balance Sheet Date, exceed the reserve for actual Taxes (as opposed to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) as shown on the Balance Sheet, and will not exceed such reserve as adjusted for the passage of time through the

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Closing Date in accordance with the reasonable past custom and practices of the Company and its Subsidiaries in filing Tax Returns. Neither the Company nor any of its Subsidiaries will incur any liability for Taxes from the Balance Sheet Date through the Closing Date other than in the ordinary course of business and consistent with reasonable past practices.
          (g) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:
     (i) change in method of accounting for a taxable period ending on or prior to the Closing Date;
     (ii) “closing agreement” as described in Section 7121of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date;
     (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law);
     (iv) installment sale or open transaction disposition made on or prior to the Closing Date;
     (v) prepaid amount received on or prior to the Closing Date;
     (vi) election with respect to income from the discharge of indebtedness under Section 108(i) of the Code; or
     (vii) any similar election, action, or agreement that would have the effect of deferring any liability for Taxes of the Company or any of its Subsidiaries from any period ending on or before the Closing Date to any period ending after such date other than in the ordinary course of business consistent with past practices.
          (h) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.
          (i) Neither the Company nor any of its Subsidiaries is or has been a party to any “reportable transaction,” as defined in Section 6707A(c)(1) of the Code and Section 1.6011-4(b) of the Treasury Regulations.
          (j) Except as disclosed in Schedule 4.8(j), the Company and each of its Subsidiaries is and has always been treated as a C corporation for United States federal income tax purposes and has had comparable status under the laws of any state or local jurisdiction in which it was required to file any Tax Return at the time it was required to file such Tax Return. Neither the Company nor any of its Subsidiaries is a party to or a member of any joint venture,

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partnership, limited liability company, trust or other arrangement or contract which could be treated as a partnership for Tax purposes.
          (k) Except as disclosed in Schedule 4.8(k), no amount required to be paid or payable to or with respect to any employee or other service provider or stockholder of the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) could be a non-deductible “excess parachute payment” within the meaning of Section 280G of the Code.
          (l) Except as set forth on Schedule 4.8(l), (i) no awards granted under the Company Stock Option Plans are subject to Section 409A of the Code; (ii) no Benefit Plan or other contract between the Company or any of its Subsidiaries and any “service provider” (as such term is defined in Section 409A of the Code and the Treasury Regulations and IRS guidance thereunder) provides for the deferral of compensation subject to Section 409A and (iii) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Benefit Plan or other contract that will or may result in any payment of deferred compensation subject to Section 409A of the Code. The Company has complied with the requirements of Section 409A of the Code including the reporting and wage withholding requirements as mandated by IRA Notice 2006-100.
          (m) The Company and each of its Subsidiaries uses the accrual method of accounting for tax purposes.
          (n) Neither the Company nor any of its Subsidiaries is subject to tax in any country other than the United States.
     Section 4.9 Employee Benefit Plans.
          (a) Schedule 4.9(a) sets forth a true, complete and correct list of every employee benefit plan, within the meaning of Section 3(3) of ERISA, program and arrangement currently maintained, sponsored or contributed to by the Company or any ERISA Affiliate, or with respect to which the Company or any ERISA Affiliate has any liability, for the benefit of any current or former employee, consultant or officer of the Company or any current or former member of the Company Board (the “Benefit Plans”). Except as set forth on Schedule 4.9(a), (i) each Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder and nothing has occurred since the date of such letter that would cause any such plan to no loner be so qualified, (ii) each Benefit Plan has been administered in all material respects in accordance with its terms, ERISA and the Code, (iii) no Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code or is a “multiemployer plan,” as defined in Section 3(37) of ERISA, (iv) no Benefit Plan provides for post-employment life or health insurance benefits for any participant or any beneficiary of a participant, except as may be required by part 6 of Subtitle B of Title 1 of ERISA and (v) with respect to any Benefit Plan, no “prohibited transaction” as defined in Section 406 of ERISA or Section 4975 of the Code has occurred.

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          (b) No litigation, governmental investigation or other formal proceedings (other than routine claims for benefits) is pending or, to the knowledge of the Company, threatened, in each case against the Benefit Plans.
          (c) With respect to each Benefit Plan, the Company has made available to Parent and MergerCo (if applicable to such Benefit Plan) true, complete and correct copies of the following documents: (i) all material documents embodying or governing such Benefit Plan, and any funding medium for the Benefit Plan (including, without limitation, trust agreements) as they may have been amended to the date hereof; (ii) the most recent IRS determination or opinion letter with respect to such Benefit Plan under Code Section 401(a); (iii) the most recently filed IRS Forms 5500; (iv) the summary plan description for such Benefit Plan (or other descriptions of such Benefit Plan provided to employees); (v) any insurance policy related to such Benefit Plan and (vi) all correspondence to or from many governmental agency within the last six years.
          (d) Except as disclosed in Schedule 4.9(d), neither the execution of this Agreement or any other Transaction Document, nor the Requisite Stockholder Approval, nor the transactions contemplated by this Agreement or any Transaction Document (whether alone or in connection with any other events), could result in or is a precondition to (i) any current or former employee, director or service provider of or to the Company or any Subsidiary of the Company becoming entitled to any severance pay or any increase in severance pay upon any termination of employment or (ii) the acceleration of the time of payment or vesting of, or any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or any increase in the amount payable under, or in any other material obligation pursuant to, any of the Benefit Plans.
          (e) Each asset held under each Benefit Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability.
          (f) All payments and/or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable law) with respect to all Benefit Plans for all periods prior to the Closing Date, either have been made or have been accrued.
          (g) Each Benefit Plan may be amended, terminated, or otherwise modified by the Company to the greatest extent permitted by applicable law, including the elimination of any and all future benefit accruals and no employee communications or provision of any Benefit Plan document has failed to effectively reserve the right of the Company to so amend, terminate or to otherwise modify such Benefit Plan.
          (h) Each Person who performs or renders services to or for the Company has been, and is, properly classified by the Company as an employee, contractor or consultant. All Persons classified as contractors or consultants of the Company satisfy and have at all times satisfied the requirements of applicable Law to be so classified. The Company has fully and accurately reported such Persons’ compensation on IRS Forms 1099 or similar forms when required to do so. The Company does not have and has not had any obligations to provide benefits with respect to such Persons under any Benefit Plan or otherwise. The Company does

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not employ, and has not employed, any “leased employees” as defined in Section 414(n) of the Code.
          (i) None of the Benefit Plans listed on Schedule 4.9(a) is subject to the laws of any jurisdiction outside the United States.
          (j) Except as disclosed in Schedule 4.9(j), Buyer shall have no obligation or liability with respect to any Benefit Plans.
     Section 4.10 Real and Personal Property.
          (a) The Company does not own any real property.
          (b) Schedule 4.10(b) sets forth a list of all real property leased by the Company (the “Leased Real Property”). True and complete copies of all leases relating to Leased Real Property identified on Schedule 4.10(b) (the “Leases”) have been made available to Parent and MergerCo. With respect to each Lease listed on Schedule 4.10(b):
     (i) the Company has a valid and enforceable leasehold interests to the leasehold estate in the Leased Real Property granted to the Company pursuant to each pertinent Lease, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity;
     (ii) each of said Leases has been duly authorized and executed by the Company and is in full force and effect;
     (iii) to the Company’s knowledge, the Company is not in default under any of said Leases, nor, to the Company’s knowledge, has any event occurred which, with notice or the passage of time, or both, would give rise to such a default by the Company; and
     (iv) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Lease.
          (c) Except as set forth on Schedule 4.10(c) or as specifically disclosed in the Base Balance Sheet or the footnotes to the reviewed Financial Statements, and except with respect to leased personal property, the Company has good title to all of their tangible personal property and assets shown on the Base Balance Sheet or acquired after the date of the Base Balance Sheet, free and clear of any Encumbrances, except for (i) assets which have been disposed of since the date of the Base Balance Sheet in the ordinary course of business, (ii) Taxes, fees, assessments or other governmental charges which are not delinquent or remain payable without penalty and (iii) Encumbrances of record or imperfections of title which are not, individually or in the aggregate, material in character, amount or extent and which do not materially detract from the value or materially interfere with the present or presently contemplated use of the assets subject thereto or affected thereby.
     Section 4.11 Labor and Employment Matters.

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          (a) Section 4.11 of the Schedules identifies, with respect to each of calendar years 2009 and 2008, (i) all directors and officers of the Company as of the date of this Agreement and their respective titles, (ii) all employees and consultants currently employed or engaged by the Company and (iii) for each individual identified in clause (i) or (ii), such Person’s Form W-2 or 1099 compensation for 2008, year-to-date compensation, annual base compensation, job title and date of hire or commencement of engagement (provided that the Company shall furnish an updated schedule with respect to clauses (ii) and (iii) for new hires and terminations after the date hereof in an updated Section 4.11(a)(ii) and 4.11(a)(iii) of the Schedules, as of the Closing Date. Section 4.11(a) of the Schedules sets forth a true, complete and accurate list of all accrued vacation time for all employees of the Company as of July 31, 2009 and the value of all such accrued vacation time based on each such employees’ compensation level in effect (the “Accrued Vacation Amount”) as of July 31, 2009.
          (b) Except as set forth on Section 4.11(b) of the Company Disclosure Schedule, there are no employment, consulting, collective bargaining, severance pay, continuation pay, termination or indemnification agreements or other similar Contracts of any nature (whether in writing or not) between the Company, on the one hand, and any current or former Stockholder, Affiliate, officer, director, employee, consultant, labor organization or other representative of any of the Company’s employees, on the other hand, nor is any such Contract presently being negotiated.
          (c) The Company is not delinquent in payments to any of its employees, consultants or independent contractors for any wages, salaries, commissions, bonuses, benefits, contributions or other compensation for any services or otherwise arising under any policy, practice, Contract, plan, program or Law. The Company is not liable for any severance pay or other payments to any employee, consultant or independent contractor or former employee, consultant or independent contractor arising from the termination of employment or other service relationships, nor will the Company have any liability under any benefit or severance policy, practice, Contract, plan, program or Law which exists or arises, or may be deemed to exist or arise, as a result of or in connection with the transactions contemplated hereunder or as a result of the termination by the Company of any Persons employed by or under contract with the Company on or prior to the Effective Time. None of the Company’s employment policies or practices are currently being audited or, to the Knowledge of the Company, investigated by any Governmental Authority or Court. There is no pending or, to the Knowledge of the Company, threatened claim, unfair labor practice charge or other charge or inquiry against the Company brought by or on behalf of any current, prospective or former employee, consultant, independent contractor, retiree, labor organization or other representative of the Company’s employee or other individual or any Governmental Authority with respect to employment practices brought by or before any Court or Governmental Authority, nor is there or has there been any audit or investigation related to the Company’s classification of independent contractors and consultants. The Company has properly classified its employees as exempt or non-exempt in accordance with the Fair Labor Standards Act.
          (d) (i) There are no material controversies pending or, to the Knowledge of the Company, threatened, between the Company and any of its employees, consultants or independent contractors; (ii) the Company is not a party to any collective bargaining agreement or other labor union Contract applicable to Persons employed by the Company nor are there any

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activities or proceedings of any labor union to organize any such employees, consultants or independent contractors of the Company; (iii) there have been no strikes, slowdowns, work stoppages, disputes, lockouts or threats thereof by or with respect to any employees, independent contractors or consultants of the Company, and (iv) there are no employment-related grievances or any internal investigation of any complaints of employment Law violations pending or, to the Knowledge of the Company, threatened. There are no pending workers’ compensation claims regarding employee of the Company. The Company is not a party to, or otherwise bound by, any consent decree with, or citation or other Order by, any Governmental Authority relating to employees or employment practices. The Company is in material compliance with all applicable Laws, Contracts and policies relating to employment, employment practices, wages, hours and terms and conditions of employment, including the obligations of WARN, and any similar state or local statute, rule or regulation, and all other notification and bargaining obligations arising under any collective bargaining agreement, by Law or otherwise. The Company has not effectuated a “plant closing” or “mass layoff” (as those terms are defined in WARN or similar Laws) affecting in whole or in part any site of employment, facility, operating unit or employee of the Company without complying with all provisions of WARN or similar Laws or implemented any early retirement, separation or window program, nor has the Company planned or announced any such action or program for the future.
          (e) Neither the Company nor, to the Knowledge of the Company, any of the Company’s employees, consultants or independent contractors is obligated under any Contract (including licenses, covenants or commitments of any nature) or subject to any judgment, decree or Order of any Court or Governmental Authority that would interfere with the use of such Person’s best efforts to promote the interests of the Company or that would conflict with the Company’s business as conducted and as proposed to be conducted.
          (f) Except as set forth in Section 4.11(f) of the Company Disclosure Schedule, no employee of the Company has provided any notice to the Company of his or her intent, or to the Knowledge of the Company, has any present intent, to terminate his or her employment with the Company.
          (g) All of the Company’s employees are “at will” employees, subject to any termination notice provisions included in its employment agreements or required under applicable Law, and, to the Knowledge of the Company, there is no circumstance that could give rise to a valid claim by a current or former employee, independent contractor or consultant of the Company for compensation on termination of employment.
          (h) To the Knowledge of the Company, the Company’s employees is currently devoting substantially all of his or her business time to the conduct of the business of the Company.
     Section 4.12 Material Contracts.
          (a) Schedule 4.12(a) sets forth (with specific reference to the subsection to which it primarily relates) each of the following Contracts to which the Company is a party or bound or to which any of its properties or assets are subject (the “Material Contracts”):

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     (i) each employment Contract that is (A) of a nature for which the Company has a standard form agreement but that deviates (except with respect to salary payable thereunder) from such form agreement (it being understood that description of such employment Contract in Schedule 4.12 sets forth in reasonable detail a description of such deviations) or (B) not terminable at will by the Company both without any penalty and without any obligation of the Company to pay severance or other amounts (other than accrued base salary, accrued bonuses, accrued commissions, accrued vacation pay, accrued floating holidays and legally mandated benefits);
     (ii) (A) each employee collective bargaining agreement or other Contract with any labor union or similar organization, (B) each plan, program or Contract that provides for the payment of bonus, severance, termination or similar type of compensation or benefits related to a corporate transaction involving a change in control of the Company or upon the termination or resignation of any participant and (C) each plan, program or Contract that provides for medical or life insurance benefits for former Participants or for current Participants upon their retirement from, or termination of employment with, the Company (other than health coverage continuation provided under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended);
     (iii) each Contract pursuant to which the Company has agreed not to compete with any person or to engage in any activity or business, or pursuant to which any benefit is required to be given or lost as a result of so competing or engaging;
     (iv) each Contract which provides for “exclusivity” or any similar requirement in favor of any person other than the Company, or each Contract under which the Company is restricted in any respect in the distribution, licensing, marketing, purchasing, development or manufacturing of its respective products or services;
     (v) each Contract with (A) any member of the Company, (B) any other affiliate of the Company or (C) any current or, to the knowledge of the Company, former member of the Company Board, officer or employee of any affiliate of the Company (other than employment Contracts referred to in clause (ii) above or Contracts referred to in clause (iii) above);
     (vi) each license granted by the Company pursuant to which the Company has agreed to refrain from granting a license to any other person;
     (vii) each Contract under which the Company has agreed to indemnify any Person;

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     (viii) each Contract that requires consent, approval or waiver of, or notice to, other third party in the event of or with respect to the Merger or the transactions contemplated by this Agreement, including in order to avoid termination of or loss of a benefit under any such Contract;
     (ix) each Major Customer Contract providing for future performance by the Company in consideration of amounts previously paid to the Company, or which has resulted or will result in deferred revenue under GAAP;
     (x) each Contract providing for future performance by the Company with less than the standard or usual Company charges to be due for such performance;
     (xi) each Contract containing (whether in the Contract itself or by operation of Law) any provisions (A) dealing with a “change of control” or similar event with respect to the Company, (B) prohibiting or imposing any restrictions on the assignment of all or any portion thereof by the Company to any other person (without regard to any exception permitting assignments to affiliates), (C) having the effect of providing that the consummation of any of the transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement (alone or in combination with any other event) or the execution, delivery or effectiveness of this Agreement (alone or in combination with any other event) will conflict with, result in a violation or breach of, or constitute a default under (with or without notice or lapse of time or both), such Contract or give rise under such Contract to any right of, or result in, a termination, right of first refusal, amendment, revocation, cancelation or acceleration, or loss of benefit, or the creation of any Lien in or upon any of the properties or assets of the Company or of Parent or to any increased, guaranteed, accelerated or additional rights or entitlements of any person or (D) having the effect of providing that the consummation of any of the transactions contemplated by this Agreement (alone or in combination with any other event) or the execution, delivery or effectiveness of this Agreement (alone or in combination with any other event) or will require that a third party be provided with access to source code or that any source code be released from escrow and provided to any third party;
     (xii) each Major Customer Contract providing for payments of royalties, franchise fees, commissions, other license fees or other transactional fees to third parties;
     (xiii) each Contract granting a third party any license to Company Intellectual Property Assets that is not limited to the internal use of such third party;

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     (xiv) each Contract pursuant to which the Company has been granted any license to Company Intellectual Property Assets;
     (xv) each Major Customer Contract granting the other party to such Major Customer Contract or a third party “most favored nation” or similar status;
     (xvi) each Major Customer Contract that guarantees or warrants that any of the products or services of the Company is fit for any particular purpose or that guarantees a result or commits to performance levels;
     (xvii) each Contract providing for any license or franchise granted by the Company pursuant to which the Company has agreed to provide any third party with access to source code or to provide for source code to be put in escrow or to refrain from granting license or franchise rights to any other person;
     (xviii) each Contract containing any “non-solicitation,” “no hire” or similar provision that restricts the ability of the Company;
     (xix) each Contract providing for monetary liquidated damages (but not including other kinds of provisions that provide for limiting the maximum amounts payable or for refunds of amounts in the event of a breach or a termination of a Contract);
     (xx) each Contract entered into by the Company in the last five years in connection with the settlement or other resolution of any litigation, action suit, proceeding, claim arbitration or investigation;
     (xxi) each Contract between the Company and any of the 20 largest customers of the Company (determined on the basis of revenues received by the Company in the most recent 12-month period ended prior to the date of this Agreement) (the “Major Customers” and such Contract, a “Major Customer Contract”);
     (xxii) each Contract entered into by the Company a substantial purpose of which is providing confidential treatment by the Company of third-party information which, to the knowledge of the Company, contains restrictions on the Company’s use of such third-party information;
     (xxiii) each Contract in writing not containing a waiver of incidental, consequential, punitive, indirect and special damages in favor of the Company (and its assignees) in all circumstances;
     (xxiv) each Contract with any independent contractor of the Company; and

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     (xxv) each Contract which (A) has future sums due from, or provides for future performance by, any party thereto and is not terminable by the Company without cost or penalty upon notice of less than 30 days, other than such Contracts entailing past or reasonably expected future amounts less than $25,000 in the aggregate, or (B) is otherwise material to the business of the Company, taken as a whole, as presently conducted or as currently proposed by the Company to be conducted without giving effect to the Merger.
     Each Material Contract, including any and all supplements and amendments thereto, is in full force and effect and is a valid and binding agreement of the Company and, to the knowledge of the Company, of each other party thereto, enforceable against the Company and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms, subject to bankruptcy, insolvency or similar laws affecting applicable creditor’s rights generally and to general principles of equity. Each of the Company has performed or is Launch Microsoft Office Outlook. Ink performing all material obligations required to be performed by it under Contracts and is not (with or without notice or lapse of time or both) in breach or default thereunder, and, to the knowledge of the Company, no other party to any of its Contracts is (with or without notice or lapse of time, or both) in breach or default thereunder. The Company knows of no circumstances that are reasonably likely to occur that could reasonably be expected to have a material adverse effect on the ability of the Company or the applicable subsidiary to perform its obligations under any Material Contract.
          (b) The Company has delivered to Parent complete and correct copies of all Material Contracts, and no Material Contract has been modified, rescinded or terminated after being delivered or made available, as applicable, to Parent. The Company has disclosed to Parent the material terms and status of all proposals that, if accepted, would constitute a Contract with any Major Customer. None of the Major Customers has terminated, failed to renew or requested any amendment to any of its Contracts or any of its existing relationships with the Company.
          (c) Each Contract between the Company, on the one hand, and any affiliate of the Company, on the other hand, was entered into in the ordinary course of business, is consistent with past practice and is on an arm’s-length basis.
     Section 4.13 Intellectual Property.
          (a) Schedule 4.13(a) contains a complete and accurate list of all (i) Company Patents and pending applications, Company Registered Marks and material unregistered marks, and material Company Copyrights, (ii) material Products, (iii) material Licenses In (other than commercial off the shelf software), and (iv) material Licenses Out. In the case of any licenses, sublicenses or other agreements disclosed pursuant to the foregoing clauses (iii) or (iv), Schedule 4.13(a) also sets forth whether each such license, sublicense or other agreement is exclusive or non-exclusive.

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     (b) Except as set forth on Schedule 4.13(b):
     (i) With respect to the Company Intellectual Property Assets (A) purported to be owned by the Company, the Company exclusively owns such Company Intellectual Property Assets and, without payment to a third party, possesses adequate and enforceable rights to such Intellectual Property Assets as necessary for the operation of the Business and (B) licensed to the Company by a third party (other than commercial off the shelf software licensed for a total cost of less than $2,000), such Intellectual Property Assets are the subject of a written license or other written agreement; in the case of the foregoing clauses (A) and (B) above, free and clear of all Liens.
     (ii) all Company Intellectual Property Assets owned by or exclusively licensed to the Company that have been issued by, or registered with, or are the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world are currently in compliance with formal legal requirements (including without limitation, as applicable, payment of filing, examination and maintenance fees, inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and incontestability, and renewal applications), and, to the knowledge of the Company, all Company Intellectual Property Assets owned by or exclusively licensed to the Company are valid and enforceable;
     (iii) none of the Company Intellectual Property Assets owned by or exclusively licensed to the Company that has been issued by, or registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or in any similar office or agency anywhere in the world is subject to any maintenance fees or taxes or actions falling due within 90 days after the Closing Date;
     (iv) no Company Patent has been or is now involved in any interference, reissue, re-examination or opposition proceeding; to the knowledge of the Company, there is no patent or patent application of any third party that potentially interferes with a Company Patent; all products made, used or sold under the Company Patents have been marked with the proper patent notice;
     (v) there are no pending or, to the knowledge of the Company, threatened lawsuits against the Company or any of its employees alleging that any of the operation of the Business or any activity by the Company, or manufacture, sale, offer for sale, importation, and/or use of any Product, either as currently conducted or as currently planned to be conducted, infringes or violates (or in the past infringed or violated) the rights of

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others in or to any Intellectual Property Assets (“Third Party IP Assets”) or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Intellectual Property Assets of any person or entity or that any of the Company Intellectual Property Assets is invalid or unenforceable;
     (vi) neither the operation of the Business, nor any activity by the Company, nor manufacture, use, importation, offer for sale and/or sale of any Product, either as currently conducted or as currently planned to be conducted, constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third Party IP Asset or, to the knowledge of the Company, infringes or violates (or in the past infringed or violated) any Third Party IP Asset;
     (vii) the Company does not have any obligation to compensate any person for the use of any Intellectual Property Assets; the Company has not entered into any agreement to indemnify any other person against any claim of infringement or misappropriation of any Intellectual Property Assets; there are no settlements, covenants not to sue, consents, judgments, or orders or similar obligations that: (A) restrict the Company’s rights to use any Intellectual Property Asset(s), (B) restrict the Company’s Business, in order to accommodate a third party’s Intellectual Property Assets, or (C) permit third parties to use any Company Intellectual Property Assets(s);
     (viii) all former and current employees, consultants and contractors of the Company have executed written instruments with the Company that assign to the Company all rights, title and interest in and to any and all (A) inventions, improvements, discoveries, writings and other works of authorship, and information relating to the business of the Company or any of the products or services being researched, developed, manufactured or sold by the Company or that may be used with any such products or services and (B) Intellectual Property Assets relating thereto; in each case where a Company Patent is held by Company by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued;
     (ix) to the knowledge of the Company, (A) there is no, nor has there been any, infringement or violation by any person or entity of any of the Company Intellectual Property Assets or the Company’s rights therein or thereto and (B) there is no, nor has there been any, misappropriation by any person or entity of any of the Company Intellectual Property Assets or the subject matter thereof;
     (x) the Company has taken all reasonable security measures to protect the secrecy, confidentiality and value of all Company Trade

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Secrets, including, without limitation, requiring each Company employee and consultant and any other person with access to Company Trade Secrets to execute a binding confidentiality agreement, copies or forms of which have been provided to Parent and, to the Company’s knowledge, there has not been any breach by any party to such confidentiality agreements;
     (xi) (A) the Company has not granted, directly or indirectly, any current or contingent rights, licenses or interests in or to the source code of any of the Products, and (B) since the Company and/or its contractors developed the source code of each Product, the Company has not provided or disclosed the source code of such Product to any person or entity;
     (xii) each Product performs in accordance with its documented specifications and as the Company has warranted to its customers;
     (xiii) the Products do not contain any “viruses,” “worms,” “time-bombs,” “key-locks,” or any other devices that could disrupt or interfere with the operation of the Products or equipment upon which the Products operate, or the integrity of the data, information or signals the Products produce;
     (xiv) (A) none of the Products contain, incorporate, link or call to or otherwise use any software (in source or object code form) licensed from another party under a license commonly referred to as an open source, free software, copyleft or community source code license (including but not limited to any library or code licensed under the GNU General Public License, GNU Lesser General Public License, Apache Software License, or any other public source code license arrangement), and (B) the incorporation, linking, calling or other use in or by any such Product of any such software listed on Schedule 4.13(b) does not obligate the Company to disclose, make available, offer or deliver any portion of the source code of any Product or component thereof to any third party other than the software listed on Schedule 4.13(b)(xiv); and
     (xv) following the Effective Time, the Surviving Company will have the same rights and privileges in the Company Intellectual Property Assets as the Company had in the Company Intellectual Property Assets immediately prior to the Effective Time.
     Section 4.14 Environmental Matters. Except as set forth on Schedule 4.14:
          (a) the Company is in material compliance with all Environmental Laws applicable to its operation and use of the Leased Real Property;
          (b) the Company has not generated, transported, treated, stored, or disposed of any Hazardous Material, except in material compliance with all applicable Environmental Laws,

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and, as of the date of this Agreement, there has been no Release or threat of Release of any Hazardous Material by the Company at or on the Leased Real Property that requires reporting, investigation or remediation by the Company pursuant to any Environmental Law;
          (c) the Company has not (i) received notice under the citizen suit provisions of any Environmental Law; (ii) received any written request for information, notice, demand letter, administrative inquiry or written complaint or claim under any Environmental Law; (iii) been subject to or, to the Company’s knowledge, threatened with, any governmental or citizen enforcement action with respect to any Environmental Law or (iv) received written notice of or otherwise have knowledge of any unsatisfied liability under any Environmental Law; and
          (d) to the Company’s knowledge, there are no underground storage tanks, landfills, current or former waste disposal areas or polychlorinated biphenyls at or on the Leased Real Property that require reporting, investigation, cleanup, remediation or any other type of response action by the Company pursuant to any Environmental Law.
     Section 4.15 No Brokers. Except as set forth in Schedule 4.15, the Company has not entered into any contract, arrangement or understanding with any Person or firm that may result in the obligation of the Company, the Surviving Company, Parent or MergerCo to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Merger.
     Section 4.16 Compliance with Laws.
          (a) Except with respect to Environmental Laws, ERISA and Taxes, which are the subjects of Sections 4.8, 4.9, and 4.14, respectively, the Company has not received any notice of default or violation of any law, statute, ordinance, regulation, rule, order, judgment or decree applicable to the Company or by which any property or asset of the Company is bound, and the Company is not in default or violation of any such law, statute, ordinance, regulation, rule, order, judgment or decree except where such default or violation would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
          (b) The Company has adopted and implemented a compliance program consistent in all material respects with the relevant compliance guidelines set forth by the Office of the Inspector General of the Department of Health and Human Services with respect to third party medical billing companies published in the Federal Register on December 18, 1998. No payment to, or receivable of, any clients serviced by Company is assigned to Company and Company is not the direct recipient of any such payment or receivable. All such payments and receivables (including but not limited to checks, electronic funds transfer, and other instruments) remain at all times the property of the medical practice client or clinician serviced by Company and not the Company. Neither Company nor any of its personnel to its knowledge: (i) has been convicted of any crime arising from claims or other transactions, financial relationships or financial dealings in connection with any federal or state health care program, or (ii) has been excluded from participation in any federal or state health care program.
     Section 4.17 Licenses and Permits. Schedule 4.17 sets forth a true, complete and correct list of all material licenses, permits, approvals, authorizations, registrations and

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certifications of any Governmental Authority, which have been issued to the Company and are currently in effect (the “Company Licenses”). Each Company License is valid and in full force and effect. There is no investigation or proceeding pending or, to the knowledge of the Company, threatened in writing that could result in the termination, revocation, suspension or restriction of any Company License or the imposition of any fine, penalty or other sanctions for violation of any legal or regulatory requirements relating to any Company License. Except as set forth in Schedule 4.17, none of the Company Licenses shall be affected in any material respect by the consummation of the transactions contemplated hereby.
     Section 4.18 Records.
          (a) Except as set forth on Schedule 4.18, (i) the minutes and other similar records of meetings or consent actions of the Stockholders and the Company Board (and committees thereof) provided or made available by the Company to Parent contain all records of meetings and consent actions taken in lieu thereof by such Stockholders and the Company Board (and committees thereof), and show all corporate actions taken by such Stockholders and such members of the Company Board, and any committees thereof, for the Company and (ii) the share transfer records of the Company provided or otherwise made available to Parent reflect all issuances, transfers of record and redemptions of capital stock or other securities of the Company.
          (b) The books, records and accounts of the Company are stated in reasonable detail and are accurate and complete in all material respects and have been maintained in accordance with good business practices on a basis consistent with prior years.
     Section 4.19 Affiliated Transactions. Except as set forth on Schedule 4.19, no Stockholder, officer, member of the Company Board, employee or Affiliate of the Company or any entity in which any such Person or individual owns any beneficial equity interest (other than beneficial ownership of less than 5% of the outstanding equity interest in a publicly held entity) has been involved in any business arrangement or relationship with the Company or is a party to any agreement, contract or arrangement with the Company or which pertains to the business of the Company or owns or has any interest in any asset, tangible or intangible, used by the Company.
     Section 4.20 Voting Requirements. The Board of Directors of the Company has, either by written consent or at a meeting duly called and held prior to the execution of each Transaction Document to which the Company is a party, (a) unanimously approved and declared advisable this Agreement and each other Transaction Document to which the Company is a party, (b) resolved to recommend and has recommended the approval and adoption of this Agreement and the Merger to the Stockholders and (c) directed that this Agreement and the Merger be submitted to the holders of Company Capital Stock for their approval and adoption. The affirmative vote of (1) holders of a majority of all the outstanding shares of Common Stock and Preferred Stock, voting together as a single class and (2) holders of Series B Common Stock representing 70% of the Series B Common Stock (such votes referred to collectively as the “Requisite Stockholder Approval”) are the only votes or approvals of the holders of Company Capital Stock or of any other security of the Company necessary to approve, authorize and adopt this Agreement and the Merger and, subject to fulfillment of the conditions set forth in Article

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VIII, to consummate the Merger. After receipt of the Requisite Stockholder Approval, which will occur promptly after the execution and delivery of this Agreement, the Merger and this Agreement will be duly and validly adopted and approved, and no further vote or approval on the part of any holder of Company Capital Stock or of any other security of the Company will be required to approve or adopt this Agreement and the Merger or, subject to fulfillment of the conditions set forth in Article VIII, to consummate the Merger.
     Section 4.21 Title to Properties.
          (a) The Company has good and marketable title to, or valid leasehold interests in, all of its properties and assets, free and clear of Liens, except for such nonmaterial properties and assets as are no longer used or useful in the conduct of its business and except for minor defects in title, easements, restrictive covenants and similar encumbrances that individually or in the aggregate could not reasonably be expected to materially affect the ability of the Company to continue to use such property or assets in the conduct of the business currently conducted thereat.
          (b) The Company has complied in all material respects with the terms of all material leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect, except for such instances of noncompliance or failures to be in full force and effect as could not reasonably be expected to materially affect the ability of the Company to obtain the benefit of such leases. The Company enjoys peaceful and undisturbed possession under all such material leases.
     Section 4.22 Insurance. Schedule 4.22 sets forth a complete and correct list and description of all policies of fire, liability, product liability, and workmen’s compensation, presently in effect with respect to the Company’s business, complete and correct copies of which have been delivered to Parent. All such policies are valid, outstanding and enforceable policies (subject to bankruptcy, insolvency, or similar laws affecting applicable creditors’ rights generally and to general principles of equity) and provide insurance coverage for the properties, assets and operations of the Company, of the kinds, in the amounts and against the risks required to comply with applicable Law. Such policies are sufficient to protect the properties, assets, operations and business of the Company against the risks of the sort normally insured by similar businesses. The Company has not been refused any insurance with respect to any aspect of the operations of its business, nor has its coverage been limited by any insurance carrier to which it has applied for insurance or with which it has carried insurance. No notice of cancelation or termination has been received with respect to any such policy. The activities and operations of the Company have been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies.
          Section 4.23 Change of Control Payments. Schedule 4.23 sets forth each plan, agreement or arrangement pursuant to which any amounts may become payable (whether currently or in the future or in connection with a termination of employment or cessation of a service relationship) to current or former officers or employees of or consultants to the Company or any current or former members of the Company Board as a result of or in connection with the Merger or any of the other transactions contemplated by this Agreement as well as the amounts payable under each such plan, agreement or arrangement; provided that no amount payable need

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be provided with respect to the accelerated vesting of options or the lapse of restrictions with respect to restricted stock held by Optionholders or Stockholders of the Company.
          Section 4.24 Significant Customers and Suppliers. Schedule 4.24 identifies each customer that for the fiscal year ended December 31, 2007 and for the year ended December 31, 2008 represented at least 5% of total revenues of the Company for such year and in the case of each such customer, indicates the amount of earned revenue recognized by the Company from such customer for such year. Except as indicated in Schedule 4.24, no customer or supplier which represented at least 5% of total revenues of the Company during the period covered by the Financial Statements or which has been significant to the Company thereafter, has, to the Company’s knowledge, terminated or materially reduced or threatened to terminate or materially reduce its purchases from or provision of products or services to the Company.
          Section 4.25 Bank Accounts. Schedule 4.25 sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company or any subsidiary of the Company maintains accounts of any nature, the names of all persons authorized to draw thereon, make withdrawals therefrom or have access thereto and the numbers of all such accounts.
          Section 4.26 No Restrictions on the Merger; Takeover Statutes. The Company has taken all action required to be taken by it in order to exempt this Agreement, the Merger and the transactions contemplated hereby and thereby (and this Agreement, the Merger and the transactions contemplated hereby and thereby are exempt) from, any “fair price,” “moratorium,” “control share,” “affiliate transaction,” “business combination” or other applicable takeover Laws or Regulations of any state, local, foreign, municipality or other jurisdiction, including Section 203 of the DGCL (collectively, “Takeover Statutes”). The provisions of Section 203 of the DGCL do not apply to the Merger.
          Section 4.27 Certain Business Activities. Neither the Company nor any subsidiary thereof nor, to the Company’s knowledge, any director, officer, employee, consultant or agent acting on behalf of the Company or any subsidiary thereof has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (b) made any unlawful payment to any foreign or domestic government official or employee or any foreign or domestic political party, campaign or candidate for political office or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, (c) consummated any transaction, made any payment, entered into any Contract or arrangement or taken any other action in violation of Section 1128B(b) of the U.S. Social Security Act, as amended, or (d) made any other similar unlawful payment under any similar foreign Laws. To the Knowledge of the Company, no officer or director of the Company and its subsidiaries thereof is a foreign or domestic government official or employee or a candidate for any foreign or domestic political office.
     Section 4.28 Restrictions on Business Activities. Except as set forth on Schedule 4.28, there is no agreement (non-competition or otherwise), commitment, judgment, injunction, order or decree to which the Company is a party or otherwise binding upon the Company which has had or could be reasonably expected to have the effect of prohibiting or impairing any business practice of the Company, any acquisition of property (tangible or

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intangible) by the Company or the conduct of business by the Company, or otherwise limiting the freedom of the Company to engage in any line of business or to compete with any Person. Without limiting the foregoing and except as set forth on Schedule 4.26, the Company has not (a) entered into any agreement under which the Company is restricted from selling, licensing, manufacturing or otherwise distributing its technology or products or from providing services to customers, potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market or (b) granted any Person exclusive rights to sell, license, manufacture or otherwise distribute any of its technology or products in any geographic area or with respect to any customers or potential customers or any class of customers during any period of time or in any segment of the market.
          Section 4.29 Liabilities of BPO Business and BPO Business Spin-Off. Except as set forth on Schedule 4.29, from and after consummation of the BPO Business Spin-Off, the Company shall not have any Losses arising out of, relating to, resulting from, or in whole or in part sustained in connection with the BPO Business or the BPO Business Spin-Off.
          Section 4.30 Disclosure; Information Supplied. No representation or warranty contained in this Agreement contains any untrue statement of a material fact, or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements herein, in light of the circumstances under which such statements are made, not misleading.
ARTICLE V — REPRESENTATIONS AND WARRANTIES OF PARENT AND
MERGERCO
     Parent and MergerCo hereby, jointly and severally, make to the Company the representations and warranties contained in this Article V.
     Section 5.1 Organization. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and MergerCo is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and each has all requisite power and authority to own, operate, lease and encumber its properties and to carry on their respective business as currently conducted.
     Section 5.2 Authorization; Validity of Agreement; Necessary Action. Each of Parent and MergerCo has all requisite power and authority to execute and deliver this Agreement and to perform their respective obligations hereunder. The execution and delivery of this Agreement and the performance by Parent and MergerCo of their respective obligations under this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action by the board of directors of Parent and the Board of Directors of MergerCo, and other than the consent of the sole stockholder of MergerCo, no other action on the part of Parent or MergerCo is necessary to authorize the execution and delivery by Parent or MergerCo of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and MergerCo and, assuming due and valid authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and MergerCo, as the case may be, enforceable against each of them in accordance with its terms, except as such enforceability may be limited

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by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity).
     Section 5.3 No Conflict; Consents.
          (a) The consummation by Parent and MergerCo of the transactions in accordance with the terms of this Agreement do not (i) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination of, any contract, agreement, permit, license, authorization or obligation to which Parent or MergerCo is a party or by which Parent or MergerCo or any of their respective assets are bound, except for any such conflicts, defaults, violations, terminations and any waivers if not obtained that would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) conflict with, or result in, any violation of any provision of the certificate of incorporation, bylaws or other organizational documents of Parent or the certificate of incorporation, bylaws or other organizational documents of MergerCo; (iii) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order of, or any restriction imposed by, any court or other governmental agency applicable to Parent or MergerCo.
          (b) No notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party is required by or with respect to Parent or MergerCo in connection with the execution and delivery by Parent and MergerCo of this Agreement, and the consummation by Parent and MergerCo of the transactions in accordance with the terms hereof, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent or MergerCo is duly licensed or qualified to do business; and (iii) such other consents, approvals, notices, or declarations or filings, which if not obtained or made, would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.
     Section 5.4 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Company in connection with the Merger based upon arrangements made by or on behalf of Parent, MergerCo or either of their Affiliates.
     Section 5.5 Litigation. There is no litigation, action, suit, proceeding, claim, arbitration or investigation pending or, to the actual knowledge of the senior management of Parent, threatened in writing, against Parent or MergerCo and neither Parent nor MergerCo is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Authority that, in either case, would be reasonably likely, individually or in the aggregate, to (a) prevent or materially delay the consummation of the Merger or (b) otherwise prevent or materially delay performance by Parent or MergerCo of any of their material obligations under this Agreement.
     Section 5.6 Formation and Ownership of MergerCo; No Prior Activities.
          (a) MergerCo was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the issued and outstanding capital stock of

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MergerCo are validly issued, fully paid and non-assessable and are owned, beneficially and of record, by Parent free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, stockholder agreements, limitations on Parent’s voting rights, charges and other encumbrances of any nature whatsoever.
          (b) As of the date hereof and as of the Effective Time, except for (i) obligations or liabilities incurred in connection with its organization and (ii) this Agreement and any other agreements or arrangements contemplated by this Agreement or in furtherance of the transactions contemplated hereby, MergerCo has not incurred, directly or indirectly, through any of its Affiliates, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.
     Section 5.7 Funds. Parent currently has on hand and at the Closing will have sufficient funds to pay (a) the Base Amount and the Escrow Amount at the Closing, (b) any other amounts payable by Parent or MergerCo under this Agreement and (c) all fees and expenses of Parent incurred in connection with the transactions contemplated by this Agreement and to effect the Merger.
     Section 5.8 BI Customers. Schedule 5.8 sets forth each BI Customer that is an Active athena Lead.
ARTICLE VI — CONDUCT OF BUSINESS PENDING THE MERGER
     Section 6.1 Conduct of Business Prior to Closing. Except as expressly provided or permitted herein, as set forth in Schedule 6.1 or as consented to in writing by Parent (which consent shall not be unreasonably conditioned, withheld or delayed), during the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms (such period is referred to as the “Pre-Closing Period”), the Company shall use commercially reasonable efforts to (a) act and carry on its business in the ordinary course of business consistent with past practice, (b) maintain and preserve its business organization, assets and properties, and (c) continue to perform in all material respects under existing material contracts in effect on the date hereof (for the respective terms provided in such contracts). Without limiting the generality of the foregoing, except as expressly provided or permitted herein or as set forth in Schedule 6.1, during the Pre-Closing Period, the Company shall not, directly or indirectly, other than in the ordinary course of business, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld, or delayed; provided, that should Parent not provide its written consent or written denial within two Business Days of its receipt of any written request by the Company pursuant to this Section 6.1, Parent shall be deemed to have provided its written consent to any such request):
          (a) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock or any of its other securities, or (C) purchase, redeem or otherwise acquire any of its capital stock or any securities or obligations convertible into or exchangeable for any of its capital stock or any other of its

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securities or any rights, warrants or options to acquire any such capital stock or other securities, except, in the case of this clause (C), for the acquisition of Company Common Stock from former employees, members of the Company Board and consultants in accordance with agreements providing for the repurchase of Company Common Stock in connection with any termination of services to the Company;
          (b) authorize for issuance, issue or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any capital stock of any class or any other securities or equity equivalents, other than the conversion of Company Options into Company Common Stock upon the termination of the Company Stock Option Plans in connection with this Agreement;
          (c) amend or modify or agree to amend or modify (or announcement of an intention to amend or modify) the Company Stock Option Plans or any of the awards granted thereunder, including with respect to vesting acceleration of any such awards;
          (d) make any change to the Certificate of Incorporation or Bylaws or change the authorized capital stock of the Company;
          (e) (A) incur any Indebtedness or guarantee any such indebtedness of another Person, (B) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, (C) make any loans, advances or capital contributions to, or investment in, any other Person, other than the Company, or (D) mortgage, pledge or otherwise encumber any material assets, or create or suffer any material lien thereupon, except, in each case, in the ordinary course of business and consistent with prior practices;
          (f) materially change accounting policies or procedures, except as required by law or by GAAP;
          (g) increase the rates of direct compensation or bonus compensation payable or to become payable to any officer, employee, agent or consultant of the Company, except in accordance with the existing terms of contracts entered into prior to the date of this Agreement or for annual increases of salaries in the ordinary course of business not to exceed $10,000 in the aggregate;
          (h) make any material acquisition or capital expenditure in excess of $25,000 in the aggregate for the Company, taken as a whole, other than in the ordinary course of business or as provided for in the Company’s annual budget;
          (i) sell, lease, license, pledge or otherwise dispose of or encumber any material properties or material assets of the Company other than in the ordinary course of business and consistent with prior practices;
          (j) except to the extent subject to reserves reflected on the Base Balance Sheet or the footnotes to the reviewed Financial Statements in accordance with GAAP, in the

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ordinary course of business or as specifically provided in this Agreement, enter into, materially modify, materially amend or terminate any Material Contract or agreement to which the Company is party, or knowingly waive, release or assign any material rights or material claims (including any material write-off or other material compromise of any accounts receivable of the Company);
          (k) settle or compromise any litigation or other disputes (whether or not commenced prior to the date of this Agreement) other than settlements or compromises for litigation or other disputes where the amount paid in settlement or compromise does not exceed $25,000 in the aggregate, for all such litigation or other disputes;
          (l) renew or extend the term of the Contract set forth on Schedule 6.1(l); or
          (m) enter into any executory agreement, commitment or undertaking to do any of the activities prohibited by the foregoing provisions.
     Notwithstanding the foregoing, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time.
ARTICLE VII — ADDITIONAL AGREEMENTS
     Section 7.1 Stockholders Consent.
          (a) The Company shall use its reasonable best efforts to obtain, as promptly as practicable from and after the execution of this Agreement, the Requisite Stockholder Approval in accordance with applicable law, the Certificate of Incorporation and the Bylaws. The Requisite Stockholder Approval shall be irrevocable with respect to all shares of Company Capital Stock that are owned beneficially or of record by the applicable consenting Stockholders or as to which they have, directly or indirectly, the right to vote or direct the voting thereof.
          (b) Immediately following the execution of this Agreement by MergerCo, Parent, as sole stockholder of MergerCo, shall adopt and approve, in accordance with applicable law, this Agreement by written consent as permitted by its certificate of incorporation and bylaws.
          (c) Within ten (10) days after the date at which Requisite Stockholder Approval is obtained by the Company, the Company shall prepare and circulate to such non-consenting Stockholders an information statement (the “Information Statement”), a request for waiver of dissenter’s rights, and a consent solicitation with respect to certain matters in connection with the transactions contemplated by this Agreement, and shall use reasonable best efforts to solicit waivers and consents thereto. The Information Statement shall include the required notice under the DGCL that the holders of Common Stock are or may be entitled to assert dissenters’ rights under such Law in connection with the Merger. The Company will promptly advise Parent if at any time prior to the Effective Time the Company shall obtain knowledge of any facts that might make it necessary to amend or supplement the Information Statement in order to make the statements contained therein not misleading or to comply with applicable Law. The Information Statement shall inform the Company’s stockholders that the

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Board of Directors of the Company unanimously recommended that the holders of Common Stock approve the Merger and shall, in accordance with the requirements of Section 228(e) of the DGCL, notify any holder of Common Stock who did not execute the Requisite Stockholder Approval of the corporate action taken by those Stockholders who did execute the Requisite Stockholder Approval. Any materials to be submitted to Stockholders by the Company in accordance with this Section 7.1(c) shall be subject to Parent’s advance review.
     Section 7.2 Access to Information; Confidentiality.
          (a) Without undue disruption of its business, during the Pre-Closing Period, the Company shall, and shall cause each of its officers, employees and agents to, give Parent and MergerCo and their representatives reasonable access upon reasonable notice and during times mutually convenient to Parent and MergerCo, on the one hand, and senior management of the Company, on the other hand, to the facilities, properties, employees, books and records of the Company as from time to time may be reasonably requested.
          (b) Any such investigation by Parent or MergerCo shall not unreasonably interfere with any of the businesses or operations of the Company. Neither Parent nor MergerCo shall, during the Pre-Closing Period, have any contact whatsoever with respect to the Company or with respect to the transactions contemplated by this Agreement with any partner, lender, lessor, vendor, customer, supplier, employee or consultant of the Company, except in consultation with the Company and then only with the express prior approval of the Company, which approval shall not be unreasonably withheld. All requests by Parent or MergerCo for access or information shall be submitted or directed exclusively to an individual or individuals to be designated by the Company.
          (c) Parent shall keep all information obtained pursuant to Section 7.2 confidential in accordance with the terms of the Vendor Services Agreement, dated as of March 27, 2009 (the “Confidentiality Agreement”), between Parent and the Company; provided, however, that notwithstanding anything to the contrary in the Confidentiality Agreement, Parent and the Company may issue press release(s) or make other public announcements in accordance with Section 7.4.
     Section 7.3 Regulatory and Other Authorizations; Consents.
          (a) The Company, Parent and MergerCo shall use commercially reasonable efforts to obtain the authorizations, consents, orders and approvals necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement.
          (b) The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable law in connection with the transactions contemplated by this Agreement.
          (c) Each of Parent and MergerCo shall use commercially reasonable efforts to assist the Company in obtaining the consents of third parties to complete the transactions contemplated by this Agreement, including (i) providing to such third parties such financial statements and other financial information as such third parties may reasonably request, (ii) agreeing to commercially reasonable adjustments to the terms of the agreements with such third

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parties; provided that no party hereto shall be required to agree to any material increase in the amount payable or material decrease in the amount owed with respect thereto; and (iii) executing agreements to effect the assumption of such agreements on or before the Closing Date.
     Section 7.4 Public Announcements. The Company and Parent shall not make, or cause to be made by any of each party’s Affiliates, any press release, public announcement or other communication to any Person who is not a party in respect of this Agreement or any of the transactions contemplated hereby without prior written consent of the other party, unless otherwise required by Law or the rules and regulations of any national securities exchange. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Notwithstanding the foregoing, Parent and its Affiliates shall not be bound by the provisions of this Section 7.4 following the Closing Date.
     Section 7.5 No Solicitations.
          (a) Except as otherwise provided herein, during the Pre-Closing Period, neither the Company nor the Stockholders shall, directly or indirectly, initiate, solicit or encourage any inquiries or the making or implementation of any proposal or offer with respect to a merger, acquisition or similar transaction involving the purchase of the Company, all or substantially all of the Company’s assets, or the Company Capital Stock.
          (b) Except as otherwise provided herein, during the Pre-Closing Period, neither the Company nor the Stockholders will, and the Company will not permit any of the members of the Company Board or any of its officers, employees, advisors, representatives or agents to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, business combination, purchase or disposition of any amount of the assets of the Company (other than in the ordinary course of business) or any membership interests of the Company other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person or entity, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person or entity to do or seek any of the foregoing.
          (c) The Company and the Stockholders shall, and the Company shall cause its representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any persons or entities (other than Parent and MergerCo) conducted heretofore with respect to any of the foregoing.
     Section 7.6 Tax Covenants and Agreements. The parties hereto agree that:
          (a) Conduct of the Company. Without the prior written consent of Parent, neither the Company nor any of its Subsidiaries shall make or change any election, change an

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annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of the Company or any of its Subsidiaries for any period ending after the Closing Date or decreasing any Tax attribute of the Company or any of its Subsidiaries existing on the Closing Date.
          (b) Certain Taxes. Any transfer, documentary, sales, use, stamp or other similar Taxes and recording and filing fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be borne and paid by the Securityholders. At Parent’s request, the Securityholders’ Representatives shall direct the Escrow Agent to pay to Parent within 15 days after the date on which such Taxes are paid by Parent or the Surviving Company an amount equal to such Taxes to the extent such Taxes are not included or reflected in the calculation of the Closing Net Working Capital.
          (c) Clearance Certificates. The Company will, upon request from Parent, use its commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other Person that may be necessary to mitigate, reduce or eliminate (i) any obligation of Parent or the Company or any of its Subsidiaries to withhold Taxes in connection with the transactions contemplated by this Agreement and (ii) any liability of Parent or the Company or any of its Subsidiaries for Taxes (determined without regard to provisions of this Agreement assigning responsibility therefor) for which relief is available by reason of the filing of an appropriate certificate or other document.
          (d) Actions Prior to or on Closing Date. Other than the consummation of the transaction contemplated by this Agreement and other transactions in the ordinary course of business, neither the Company nor any of its Subsidiaries shall not take any action prior to or on the Closing Date that is reasonably likely to increase the Tax liability of Parent.
          (e) Tax Returns. The Company will promptly provide or make available to Parent copies of all Tax Returns, reports and information statements that are filed after the date of this Agreement and prior to the Closing Date.
     Section 7.7 Books and Records; Insurance. Parent shall, and shall cause the Surviving Company to, until the fifth anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Company on the Closing Date and to make the same available for inspection and copying by the Stockholders as of immediately prior to the Effective Time or any of the representatives of such Stockholders at the expense of such Stockholders during the normal business hours of Parent or the Surviving Company, as applicable, upon reasonable request and upon reasonable notice.
     Section 7.8 Notification of Certain Matters.

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          (a) During the Pre-Closing Period, the Company shall give prompt notice to Parent of the occurrence or non-occurrence of any event that results in the breach of any representation, warranty, covenant or agreement of the Company herein such that any closing condition contained in Sections 8.2(a) and 8.2(b) would not be satisfied (assuming that the Closing were to occur at such time); provided, however, that the delivery of any notice pursuant to this Section 7.8(a) shall not limit or otherwise affect the remedies available to Parent or MergerCo hereunder.
          (b) During the Pre-Closing Period, Parent shall give prompt notice to the Company of the occurrence or non-occurrence of any event that results in the breach of any representation, warranty, covenant or agreement of Parent herein such that any closing condition contained in Sections 8.3(a) and 8.3(b) would not be satisfied (assuming that the Closing were to occur at such time); provided, however, that the delivery of any notice pursuant to this Section 7.8(b) shall not limit or otherwise affect the remedies available to the Company hereunder.
          (c) During the Pre-Closing Period, each of the Company and Parent shall give prompt notice to the other of (i) any notice or other communication from any Person alleging that the authorization, license, permit, consent, waiver or approval of such Person is or may be required in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby or thereby, (ii) any notice or other communication from any Governmental Authority in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby or thereby and (iii) any Claim relating to or involving or otherwise affecting such party that relates to this Agreement, the other Transaction Documents and the transactions contemplated hereby or thereby.
          (d) During the Pre-Closing Period, the Company shall give prompt notice to Parent of any fact, event, change, development, circumstance or effect occurring after the date hereof (or of which it became aware after the date hereof) that has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
          (e) During the Pre-Closing Period, Parent and MergerCo shall give prompt notice to the Company of any fact, event, change, development, circumstance or effect occurring after the date hereof (or of which it became aware after the date hereof) that has had or could reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
     Section 7.9 Takeover Statutes. If any Takeover Statute or other anti-takeover Law, charter provision or Contract is or shall become applicable to the Merger or the transactions contemplated hereby or by the other Transaction Documents, the Company and the Board of Directors of the Company shall grant such Approvals and take all other commercially reasonable actions under such Laws, provisions and Contracts so that the transactions contemplated hereby and thereby may be consummated as promptly as practicable on the terms contemplated hereby and thereby without adverse effect under, and otherwise use their commercially reasonable efforts to eliminate or minimize the effects of, such Law, provision or Contract.
     Section 7.10 Employee Matters.

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          (a) The Company shall use its reasonable efforts to cooperate with Parent in its efforts to cause each of the Persons identified in Section 7.10(a) of the Schedules to accept the offer and execute and deliver to Parent, and to comply with the terms of, the offer of employment or engagement (as applicable) contemplated by Section 7.10(a) and Section 8.2(m), including, without limitation, the applicable employment agreement or noncompetition and nonsolicitation agreement.
          (b) As soon as practicable following the Closing Date, Parent shall (or shall cause one or more of its subsidiaries to) provide employees of the Company (the “Employees”) as of immediately prior to the Effective Time and who continue their employment after the Effective Time (such Employees, the “Continuing Employees”) with employee benefits (other than equity-based awards) that are substantially similar in the aggregate to those employee benefits provided to the Employees as of immediately prior to the Effective Time or provided to similarly situated employees of Parent and its subsidiaries as of immediately prior to the Effective Time, to be determined by Parent in its discretion.
          (c) To the extent any Continuing Employees participate in any of Parent’s (or any of its subsidiaries’) employee benefit plans, Parent shall (or shall cause one or more of its subsidiaries to) provide any Continuing Employees with service credit (if applicable) with respect to Parent’s vacation and Code Section 401(k) defined contribution benefit plans in which the Continuing Employees become eligible to participate for such Continuing Employees’ service with the Company for purposes of eligibility, participation, vesting and, in the case of Parent’s vacation plan, benefit accrual (except to the extent such service credit or benefit accruals would result in a duplication of benefits). To the extent any Continuing Employees participate in any welfare benefit plans maintained by Parent or its applicable subsidiaries on and after the Closing Date, Parent shall (or shall cause its applicable subsidiaries to) use commercially reasonable efforts to (i) give effect, in determining any deductible limitations, to any amounts paid by such Continuing Employees for calendar year 2009 with respect to similar plans maintained by the Company and (ii) with respect to any health benefit plans maintained by Parent or its applicable subsidiaries (excluding, for the avoidance of doubt, any disability plans maintained by them), ensure that no pre-existing condition limitations or exclusion shall apply with respect to the Continuing Employees (except to the extent any such limitation or exclusion applied prior to the Closing under the applicable Benefit Plan) of the Company.
          (d) Prior to the Closing Date, the Company shall cooperate with Parent, if and to the extent requested by the Parent, to (i) allow Parent and its representatives to conduct employee orientation sessions (with such sessions to be held during scheduled work hours at times reasonably agreed to by the Company and Parent) and to meet with employees of the Company (either individually or in groups) during breaks, outside of scheduled work hours or as otherwise agreed to by the Company and Parent, and (ii) provide information to employees regarding Parent’s (or any of its subsidiaries’) employee benefit plans and allow Parent and its representatives to conduct an open enrollment period to enable potential employees of the Surviving Company to make benefit enrollment elections under such employee benefit plans of Parent (or any of its subsidiaries) that will be made available (if any) to employees of the Surviving Company on and after the Closing.
          (e) The Company shall take all actions that may be reasonably requested by Parent in writing prior to the Closing Date with respect to (i) causing one or more Benefit Plans or arrangements with any payroll, benefits or human resources service provider to the Company

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to terminate or be amended as of the Closing Date or as of the day immediately preceding the Closing Date but contingent on the occurrence of the Closing (in each case as specified by Parent), (ii) causing benefit accrual or entitlement under any Benefit Plan to cease as of the Closing Date, (iii) causing the continuation on and after the Closing Date of any insurance policy or arrangement relating to any Benefit Plan and (iv) facilitating the merger of any Benefit Plan into any employee benefit plan maintained by Parent (or any of its subsidiaries).
          (f) Nothing contained in this Section 7.10 or otherwise in this Agreement, express or implied, shall (i) be construed to restrict in any way the ability of Parent, the Surviving Company or any of their Affiliates to (A) amend, terminate or modify the duties, responsibilities or employment of any Employee, (B) to amend, terminate or modify any Benefit Plan, compensation or benefit arrangement or any other employee benefit plans or programs maintained by Parent, the Surviving Company or their Affiliates at any time or from time to time or (C) grant any Employee any special right for compensation, (ii) be treated as an amendment or other modification of any compensation or benefit arrangement of Parent, the Company, or any of its Affiliates, including any Benefit Plan, or (iii) be construed to create any third-party beneficiary rights in any present or former employee, service provider, independent contractor, consultant, any such Person’s alternate payees, dependents or beneficiaries or any other Person, whether in respect of continued service or resumed service, compensation, benefits or otherwise. Notwithstanding anything in this Agreement to the contrary, on and after the Closing, the employment of employees by the Surviving Company shall be subject to Parent’s usual terms, conditions and policies of employment, including, without limitation, Parent’s policies regarding modifications of the terms and conditions of employment.
          (g) The Company shall use its commercially reasonable efforts to obtain the approval by such number of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code in a manner which satisfies all applicable requirements of such Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations (the “Section 280G Stockholder Approval”), so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all payments and/or benefits provided in accordance with agreements, contracts or arrangements that, in the absence of such Section 280G Stockholder Approval, would not be deductible by operation of Section 280G of the Code.
          (h) The Benefit Plans formerly maintained by the Company will be terminated as of the Effective Time or identified as part of the BPO Business on the schedules to the Contribution Agreement and the Buyer shall have no obligation or liability with respect to such plans.
     Section 7.11 Interested Party Transactions. Except as set forth on Section 7.11 of the Schedules, prior to the Effective Time, the Company shall have taken all actions necessary to terminate, and shall cause to be terminated effective as of the Effective Time, the Contracts, transactions, subject to Parent’s and MergerCo’s obligations pursuant to Section 3.5, Indebtedness and any other arrangements all as set forth in Section 4.19 of the Schedules, in each case without any further liability or obligation of the Company or the Surviving Company.

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     Section 7.12 Further Action. Each of the parties hereto shall use its respective commercially reasonable efforts to take or cause to be taken all appropriate action, do or cause to be done all things necessary, proper or advisable and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.
ARTICLE VIII — CONDITIONS TO THE MERGER
     Section 8.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the fulfillment or waiver by consent of the other party, where permissible, at or prior to the Effective Time, of each of the following conditions:
          (a) Stockholder Approval. This Agreement shall have been adopted and approved by the Stockholders in accordance with the DGCL, the Certificate of Incorporation and the Bylaws.
          (b) Governmental Consents. All licenses, permits, consents, authorizations, approvals, qualifications and orders of Governmental Authorities set forth in Schedule 4.4 shall have been obtained and shall be in full force and effect.
          (c) No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order, decree or ruling issued by a court or other Governmental Authority of competent jurisdiction nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the Merger illegal or (ii) otherwise prohibiting the consummation of the Merger.
     Section 8.2 Additional Conditions to Obligations of Parent and MergerCo. The obligations of Parent and MergerCo to effect the Merger are further subject to the satisfaction of the following conditions, any one or more of which may be waived by Parent and MergerCo at or prior to the Effective Time:
          (a) Representations and Warranties of the Company. The representations and warranties of the Company set forth herein shall be, with respect to those representations and warranties qualified by any materiality standard, true and correct in all respects at and as of the Closing Date, and with respect to all other representations and warranties, true and correct in all material respects at and as of the Closing Date, except, in both instances, to the extent such representations and warranties expressly relate to an earlier date or time (in which case such representations and warranties shall be true and correct in all respects, or in all material respects, as appropriate, on and as of such earlier date), with only such exceptions which, in the aggregate would not reasonably be likely to have a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company, dated the Closing Date, to the foregoing effect.
          (b) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with all material agreements and covenants

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required by this Agreement to be performed or complied with on or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to the foregoing effect.
          (c) Secretary’s Certificate. The Company shall have delivered to Parent a certificate of the Secretary of the Company, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Company executing documents executed and delivered in connection herewith, (ii) the copies of the Certificate of Incorporation and Bylaws, each as in effect from the date of this Agreement until the Closing Date and (iii) a copy of the votes of the Company Board and the Stockholders authorizing and approving the applicable matters contemplated hereunder.
          (d) No Company Material Adverse Effect. Since the date of the Agreement, no change, event, circumstance, development or effect has occurred that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.
          (e) Escrow Agreement. The Securityholders’ Representatives shall have executed and delivered the Escrow Agreement.
          (f) Resignation of Company Board and Officers. Parent shall have received the resignations of the officers of the Company and the members of the Company Board.
          (g) Pay-off Letters. The Company shall have obtained from each Person who, on or following the date of this Agreement, holds any Indebtedness that is secured by an Encumbrance, a pay-off letter in form and substance reasonably satisfactory to Parent and such other evidence as Parent may reasonably request to the effect that all such Indebtedness of the Company (including without limitation, the Credit Agreements) has been paid in full and all such Encumbrances have been fully and finally released.
          (h) Company Notes and Letters of Transmittal. Noteholders holding at least $6,500,000 of the principal amount of the outstanding Company Notes shall have delivered such Noteholders’ Company Notes accompanied by a duly completed and validly executed Noteholder Letter of Transmittal.
          (i) Estimated Working Capital. The Company shall have delivered the Estimated Closing Balance Sheet and the calculation of Estimated Net Working Capital required by Section 3.3(a)(i) in accordance with the terms thereof.
          (j) FIRPTA Certificate. The Company shall deliver to Parent an affidavit, under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Sections 1.1445-2(c)(3) and 1.897-2(h) of the Treasury Regulations so that Parent is exempt from withholding any portion of the Merger Consideration.
          (k) Good Standing Certificates. The Company shall have delivered good standing certificates for the Company from the Secretary of State of the State of Delaware and from the Secretary of State in each other jurisdiction in which the properties owned or leased by the Company, or the operation of its business in such jurisdiction, requires the Company to

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qualify to do business as a foreign corporation, in each case dated as of a date not earlier than two Business Days prior to the Closing.
          (l) Legal Opinion. The Company shall have delivered to Parent an opinion of Nelson Mullins Riley & Scarborough LLP, counsel to the Company, dated as of the Closing Date, in substantially the form attached hereto as Exhibit J.
          (m) Employee Arrangements. Each of the Persons identified on Section 8.2(m) of the Schedules shall have (i) affirmatively accepted an offer of employment or engagement with the Surviving Company, Parent or their Affiliates on terms reasonably satisfactory to Parent, (ii) executed and delivered to Parent the applicable employment agreement or noncompetition and nonsolicitation agreement, and (iii) satisfied a standard background check to be conducted by Parent or its Affiliates. Nothing in this Agreement, whether express or implied, shall be construed to create any third-party beneficiary rights in any present or former employee, service provider, independent contractor or consultant of the Company or any such person’s alternate payees, dependents or beneficiaries, whether in respect of continued service or resumed service, compensation, benefits or otherwise.
          (n) Dissenter Shares. Stockholders holding more than 10% of the Company Capital Stock shall not have demanded in writing appraisal for his, her or its Company Capital Stock in accordance with Section 262 of the DGCL and the time within which to make any such demand in accordance with Section 262 of the DGCL shall have passed.
          (o) Third-Party Consents. All consents of third parties set forth in Schedule 4.4 shall have been obtained and shall be in full force and effect.
          (p) Spin-Off of BPO Business. The Company shall have consummated the BPO Business Spin-Off.
          (q) Repayment of Loans to Executive Officers. The Company shall have received payment in full satisfaction of any amounts outstanding under loans made to an executive officer of the Company.
          (q) Transition Services Agreement. The Company shall have executed the Transition Services Agreement in the form attached hereto as Exhibit L.
          (r) Dissolution of Subsidiaries. The Company shall have dissolved AHP Acquisition Corporation and CRHG, LLC.
          (s) Approval of Certain Payments. The Company shall have submitted to its stockholders a request for approval from holders of at least 75% of the Company’s outstanding common stock (disregarding, for this purpose, voting interests held by the Company’s Chief Executive Officer), of any compensatory payments in connection with this Agreement that would be subject to Section 280G and 4999 of the Internal Revenue Code.

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     Section 8.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction of the following conditions, any one or more of which may be waived by the Company at or prior to the Effective Time:
          (a) Representations and Warranties. The representations and warranties of Parent and MergerCo set forth herein shall be, with respect to those representations and warranties qualified by any materiality standard, true and correct in all respects at and as of the Closing Date, and with respect to all other representations and warranties, true and correct in all material respects at and as of the Closing Date, except, in both instances, to the extent such representations and warranties expressly relate to an earlier date or time (in which case such representations and warranties shall be true and correct in all respects, or in all material respects, as appropriate, on and as of such earlier date), with only such exceptions which, in the aggregate, would not be reasonably likely to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent, dated the Closing Date, to the foregoing effect.
          (b) Performance of Obligations of Parent and MergerCo. Each of Parent and MergerCo shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with on or prior to the Effective Time (including, without limitation funding the Payment Fund pursuant to Section 3.1), and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent, dated as of the Closing Date, to the foregoing effect.
          (c) Escrow Agreement. Parent shall have executed and delivered the Escrow Agreement.
          (d) BI Services Agreement. Parent, Anodyne and AHP Billing Services, Inc. shall have entered into the BI Services Agreement on terms as substantially set forth in Section 1.3 of the Transition Services Agreement.
ARTICLE IX — SURVIVAL OF REPRESENTATIONS AND WARRANTIES;
INDEMNIFICATION
     Section 9.1 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties of the Company contained herein, as the case may be, shall survive the Closing and shall remain in full force and effect until 11:59 pm (Boston time) on the earlier of March 31, 2011, or the date on which Parent conducts its final closing for the fiscal year ended December 31, 2010 audit (the “Indemnification Cut-Off Date”); provided, however, that the representations and warranties of the Company made pursuant to Sections 4.1, 4.2, 4.3, 4.8 and 4.13 (collectively, the “Specified Representations”) shall survive until the expiration of the applicable statute of limitations. The covenants and agreements of the parties contained in this Agreement shall survive indefinitely or for such shorter period as is explicitly specified therein with respect thereto, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by law. Any investigation or other examination that may have been made by any party

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seeking indemnification under this Agreement on or before the Closing Date shall not limit, diminish or in any way affect the representations and warranties of any other party set forth in this Agreement or any certificate, document or other instrument delivered pursuant to or in connection herewith, and such party may rely on such representations, warranties and covenants irrespective of any information obtained by such party by any investigation, examination or otherwise. Without limiting any remedy that each Securityholder receiving Merger Consideration in the Merger may have under federal securities laws or other than pursuant to the terms of this Agreement, all representations and warranties made by Parent and MergerCo shall terminate and expire as of the Indemnification Cut-Off Date, and any liability of Parent or MergerCo with respect to such representations and warranties shall thereupon cease provided however that the representations of Parent and MergerCo pursuant to Sections 5.1 and 5.2 shall survive for a period of four years from the date of this Agreement. Notwithstanding the preceding sentences, any breach of any representation, warranty, covenant or agreement in respect of which indemnification may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if notice of the inaccuracy or breach thereof giving rise to such right of indemnification shall have been given to the party against whom such indemnification may be sought prior to such time.
     Section 9.2 Indemnification by the Securityholders.
          (a) Subject to the other terms and conditions of this Agreement, each Indemnifying Securityholder shall, severally, but not jointly, in accordance with its respective pro rata portion of the Merger Consideration and any Indebtedness of the Company paid to the Indemnifying Securityholders, indemnify, defend and hold harmless Parent, MergerCo and, effective at the Closing, without duplication, the Surviving Company and their respective officers, directors and members of their boards or representatives (each a “Parent/MergerCo Indemnified Party”) to the extent of any Losses asserted against, imposed upon or incurred or sustained by any of the Parent/MergerCo Indemnified Parties, as the same are incurred, arising out of, relating to, resulting from, or in whole or in part sustained in connection with:
     (i) the breach of any representation or warranty of the Company contained herein or contained in any Schedule to this Agreement or any certificate delivered pursuant to this Agreement, other than in respect of the Specified Representations; provided, however, that any Company Material Adverse Effect or materiality qualifications contained in such representations and warranties shall be disregarded for the purpose of assessing any indemnification obligation under this Section 9.2(a)(i);
     (ii) the breach of any representation or warranty of the Company in respect of the Specified Representations; provided, however, that any Company Material Adverse Effect or materiality qualifications contained in such representations and warranties, and any disclosure set forth on Schedule 4.13(b)(v), Schedule 4.13(b)(viii) and Schedule 4.13(b)(ix), shall be disregarded for the purpose of assessing any indemnification obligation under this Section 9.2(a)(ii);

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     (iii) any breach of any covenant or agreement of the Company contained herein;
     (iv) any loss, claim, liability, expense, or other damage attributable to (A) all Taxes (or the non-payment thereof) of the Company and its Subsidiaries for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period’’), including Taxes incurred in connection with the BPO Business Spin-Off, (B) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Section 1.1502-6 of the Treasury Regulations or any analogous or similar state, local, or foreign law or regulation, (C) any and all Taxes of any person (other than the Company and its Subsidiaries) imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing, and (D) any and all Taxes incurred by the Company or its Subsidiaries in connection with the payoff of the Company Notes pursuant to this Agreement; provided, however, that in the case of clauses (A), (B), (C) and (D) above, the Securityholders shall be liable only to the extent that such Taxes are not included or reflected in the calculation of the Closing Net Working Capital. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period’’), the amount of any Taxes based on or measured by income, receipts, sales or payroll of the Company and its Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time), and the amount of other Taxes of the Company and its Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period;
     (v) any of the Company’s fees, costs and expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement and not included in the calculation of the Estimated Net Working Capital.
          (b) The Parent/MergerCo Indemnified Parties’ indemnification rights pursuant to Section 9.2(a) shall be limited as follows:

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     (i) The Parent/MergerCo Indemnified Parties shall not be entitled to any indemnification pursuant to Sections 9.2(a)(i), 9.2(a)(ii), 9.2(a)(iv) or 9.2(a)(v) until the aggregate dollar amount of all such Losses that would otherwise be indemnifiable equals or exceeds $150,000 (the “Threshold”), at which time the Parent/MergerCo Indemnified Parties shall be entitled to indemnification of all Losses that would otherwise be indemnifiable pursuant to Sections 9.2(a)(i), 9.2(a)(ii), 9.2(a)(iv) or 9.2(a)(v) above such $150,000 (but not be indemnified for Losses incurred prior to exceeding the Threshold), subject to the other limitations and qualifications set forth in this Article IX.
     (ii) The Parent/MergerCo Indemnified Parties shall not be able to seek indemnification pursuant to Section 9.2(a)(i) for any amount of indemnifiable Losses pursuant to Section 9.2(a)(i) in excess of the Available Escrow Amount and the right of the Parent/MergerCo Indemnified Parties to recover for any indemnifiable Losses shall be limited solely and exclusively to the Escrow Fund; provided, however, that the foregoing provisions of this Section 9.2(b)(ii) shall not apply to Losses sustained or incurred due to fraud by or on behalf of the Company or the Stockholders in connection with the transactions contemplated by this Agreement.
     (iii) The Parent/MergerCo Indemnified Parties shall not be able to seek indemnification pursuant to Sections 9.2(a)(ii), 9.2(a)(iii), 9.2(a)(iv), or 9.2(a)(v) for any amount of indemnifiable Losses in excess of the aggregate amount of the Merger Consideration and any Indebtedness of the Company paid to any Stockholder in connection with the consummation of the transactions contemplated hereby and from any Stockholder in excess of the aggregate amount of the Merger Consideration paid to such Stockholder and any Indebtedness of the Company paid to such Stockholder in connection with the consummation of the transactions contemplated hereby; provided, however, that the foregoing provisions of this Section 9.2(b)(iii) shall not apply to Losses sustained or incurred due to fraud by or on behalf of the Company or the Stockholders in connection with the transactions contemplated by this Agreement.
     (iv) No indemnification shall be payable to a Parent/MergerCo Indemnified Party with respect to claims asserted by such Parent/MergerCo Indemnified Party pursuant to Section 9.2(a)(i) after the Indemnification Cut-Off Date, or pursuant to Section 9.2(a)(ii) after the expiration of the applicable statute of limitations.
     (v) Subject to the limitations set forth in this Section 9.2(b), the Parent/MergerCo Indemnified Parties shall only have the right to seek recourse against the Indemnifying Securityholders to the extent that the amount of indemnifiable Losses are in excess of the Available Escrow

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Amount; provided, however, that the Parent/MergerCo Indemnified Parties may only recover from the Indemnifying Securityholders at such time as there are no longer any funds remaining in the Escrow Fund.
     (vi) If the Company has net operating losses (“NOLs”) (including carryover NOLs from prior tax years) in an amount that is equal to or greater than $1,250,000, then the Parent/MergerCo Indemnified Parties shall not be entitled to any indemnification pursuant to Section 9.2(a)(iv) for Taxes incurred by the Company in connection with the BPO Business Spin-Off unless the aggregate dollar amount of all income incurred by the Company in connection with the BPO Business Spin-Off equals or exceeds $1,250,000, at which time the Parent/MergerCo Indemnified Parties shall be entitled to indemnification of all Taxes that would otherwise be indemnifiable pursuant to 9.2(a)(iv) as a result of the BPO Business Spin-Off above $1,250,000 (but not be indemnified for Taxes incurred in connection with the BPO Business Spin-Off prior to exceeding the $1,250,000), subject to the other limitations and qualifications set forth in this Article IX.
          (c) If any Parent/MergerCo Indemnified Party seeks indemnification under this Section 9.2, such party shall give written notice to the Securityholders’ Representatives of the facts and circumstances giving rise to the claim. In that regard, if any action or proceeding (a “Proceeding”) shall be brought or asserted in writing by any third party which, if adversely determined, would entitle the Parent/MergerCo Indemnified Party to indemnity pursuant to this Section 9.2, the Parent/MergerCo Indemnified Party shall promptly notify the Securityholders’ Representatives of the same in writing, specifying in reasonable detail (if known) the basis of such claim and the facts pertaining thereto, and the Securityholders’ Representatives, if they so elect by written notice to the Parent/MergerCo Indemnified Party, shall assume and control the defense thereof (and shall consult with the Parent/MergerCo Indemnified Party with respect thereto), including the employment of counsel reasonably satisfactory to the Parent/MergerCo Indemnified Party and the payment of expenses. If the Securityholders’ Representatives elect to assume and control the defense, the Parent/MergerCo Indemnified Party shall have the right to employ counsel separate from counsel employed by the Securityholders’ Representatives in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel employed by the Parent/MergerCo Indemnified Party shall be at the expense of Parent/MergerCo Indemnified Party, unless (i) the employment thereof has been specifically authorized by the Securityholders’ Representatives in writing, (ii) there exists a conflict of interest between the interests of the Parent/MergerCo Indemnified Party and the Indemnifying Securityholders, or (iii) the Securityholders’ Representatives have failed to assume the defense and employ counsel. Notwithstanding anything to the contrary in the foregoing, in no event shall the Indemnifying Securityholders be liable for the fees and expenses of more than one counsel (in addition to any local counsel) for all Parent/MergerCo Indemnified Parties in connection with any one Proceeding or separate but similar or related Proceedings in the same jurisdiction arising out of the same general allegations or circumstances. The Indemnifying Securityholders shall not be liable for any settlement of any Proceeding that is effected without the written consent of the Securityholders’ Representatives.

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          (d) In calculating the amount of any Loss hereunder, the amount of such Loss shall be reduced by any amounts recovered or recoverable by Parent/MergerCo Indemnified Parties under insurance policies.
     Section 9.3 Indemnification by the Parent.
          (a) Subject to the other terms and conditions of this Agreement, Parent and MergerCo shall indemnify, defend and hold harmless, the Securityholders and their respective officers, directors and members of their boards or representatives (each a “Securityholder Indemnified Party”) to the extent of any losses asserted against, imposed upon or incurred or sustained by any of the Securityholder Indemnified Parties, as the same are incurred, arising out of, relating to, resulting from, or in whole or in part sustained in connection with:
     (i) the breach of any representation or warranty of Parent or MergerCo contained herein; provided, however, that any materiality qualifications contained in such representations and warranties shall be disregarded for the purpose of assessing any indemnification obligation under this Section 9.3(a)(i); or
     (ii) any breach of any covenant or agreement of Parent or MergerCo contained herein.
          (b) If any Securityholder Indemnified Party seeks indemnification under this Section 9.3 such party shall give written notice to Parent of the facts and circumstances giving rise to the claim. In that regard, if any Proceeding shall be brought or asserted in writing by any third party which, if adversely determined, would entitle the Securityholder Indemnified Party to indemnity pursuant to this Section 9.3, the Securityholder Indemnified Party shall promptly notify Parent of the same in writing, specifying in reasonable detail (if known) the basis of such claim and the facts pertaining thereto, and Parent, if it so elects by written notice to the Securityholder Indemnified Party, shall assume and control the defense thereof (and shall consult with the Securityholder Indemnified Party with respect thereto), including employment of counsel reasonably satisfactory to the Securityholder Indemnified Party and the payment of expenses. If Parent elects to assume and control the defense, the Securityholder Indemnified Party shall have the right to employ counsel separate from counsel employed by Parent in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel employed by the Securityholder Indemnified Party shall be at the expense of the Securityholder Indemnified Party, unless (i) the employment thereof has been specifically authorized by Parent in writing, (ii) there exists a conflict of interest between the interests of the Securityholder Indemnified Party and Parent, or (iii) the Parent has failed to assume the defense and employ counsel. Notwithstanding anything to the contrary in the foregoing, in no event shall Parent be liable for the fees and expenses of more than one counsel (in addition to any local counsel) for the Securityholder Indemnified Parties in connection with any one Proceeding or separate but similar or related Proceedings in the same jurisdiction arising out of the same general allegations or circumstances. Parent shall not be liable for any settlement of any Proceeding that is effected without the written consent of Parent.

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     Section 9.4 Treatment of Indemnity Payments. All payments made pursuant to this Article IX shall be treated as adjustments to the Merger Consideration for Tax purposes, and such agreed treatment shall govern for purposes of this Agreement.
     Section 9.5 Remedies Exclusive.
          (a) Parent and MergerCo agree that, following the Effective Time, the sole and exclusive remedy for money damages for any matters relating to this Agreement, the Escrow Agreement and any certificate or instrument delivered pursuant hereto shall be the rights to indemnification set forth in this Article IX. Notwithstanding anything to the contrary contained in this Agreement, the limitations set forth in this Article IX shall not apply with respect to (i) fraud in connection with the transactions contemplated by this Agreement, or (ii) any equitable remedy, including a preliminary or permanent injunction or specific performance.
          (b) Following the Closing, no Indemnifying Securityholder shall have any right of indemnification, contribution or subrogation against the Surviving Company with respect to any indemnification made by or on behalf of any Securityholder under Article IX if the Merger is consummated.
     Section 9.6 Securityholders’ Representatives.
          (a) By approving this Agreement, the Indemnifying Securityholders hereby irrevocably appoint one representative designated by Brook Venture Fund IIA, LP, who shall initially be Walter Beinecke, and one representative designated by Frontier Fund I, L.P., who shall initially be Richard Maclean (together with Walter Beinecke, the “Securityholders’ Representatives” and each a “Securityholder Representative”), as agents and attorneys-in-fact, each with full power of substitution for and on behalf of the Indemnifying Securityholders with respect to the exercise of all actions and rights and the performance of all obligations under or related to this Agreement or the Escrow Agreement. Any action by the Securityholders’ Representatives shall require the unanimous consent of both Securityholders’ Representatives. The Securityholders’ Representatives shall have full power and authority to take all actions under this Agreement and the Escrow Agreement that are to be taken by the Securityholders’ Representatives. The Securityholders’ Representatives shall take any and all actions which they believe are necessary or appropriate under this Agreement and the Escrow Agreement, including, without limitation, executing the Escrow Agreement as Securityholders’ Representatives, giving and receiving any notice or instruction permitted or required under this Agreement or the Escrow Agreement by the Securityholders’ Representatives, interpreting all of the terms and provisions of this Agreement and the Escrow Agreement, authorizing payments to be made with respect hereto or thereto, obtaining reimbursement as provided for herein for all out-of-pocket fees and expenses and other obligations of or incurred by the Securityholders’ Representatives in connection with this Agreement or the Escrow Agreement, defending all claims arising pursuant to Section 3.5 (an “NWC Claim”), defending all indemnity claims against the Escrow Amount pursuant to Section 9.2 (an “Indemnity Claim”), consenting to, compromising or settling all Indemnity Claims, conducting negotiations with Parent and its agents regarding such claims, dealing with Parent and the Escrow Agent under this Agreement, taking any all other actions specified in or contemplated by this Agreement or the Escrow Agreement, and engaging counsel, accountants or other representatives in connection with the foregoing matters. Without limiting

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the generality of the foregoing, the Securityholders’ Representatives shall have the full power and authority to interpret all the terms and provisions of this Agreement and the Escrow Agreement and to consent to any amendment hereof or thereof in their capacity as Securityholders’ Representatives.
          (b) The Company, the Indemnifying Securityholders, Parent and MergerCo each hereby authorizes the Securityholders’ Representatives to:
     (i) Receive all notices or documents given or to be given to Securityholders’ Representatives pursuant hereto or to the Escrow Agreement or in connection herewith or therewith and to receive and accept services of legal process in connection with any suit or proceeding arising under this Agreement or the Escrow Agreement;
     (ii) Engage counsel, and such accountants and other advisors and incur such other expenses in connection with this Agreement or the Escrow Agreement and the transactions contemplated hereby or thereby as the Securityholders’ Representatives may in their sole discretion deem appropriate;
     (iii) After the Effective Time, take such action as the Securityholders’ Representatives may in their sole discretion deem appropriate in respect of: (A) waiving any inaccuracies in the representations or warranties of Parent or MergerCo contained in this Agreement or in any document delivered by Parent or MergerCo pursuant hereto; (B) taking such other action as the Securityholders’ Representatives is authorized to take under this Agreement or the Escrow Agreement; (C) receiving all documents or certificates and making all determinations, in their capacity as Securityholders’ Representatives, required under this Agreement or the Escrow Agreement; and (D) all such actions as may be necessary to carry out any of the transactions contemplated by this Agreement and the Escrow Agreement, including, without limitation, the defense and/or settlement of any claims for which indemnification is sought pursuant to this Article X and any waiver of any obligation of Parent or the Surviving Company.
          (c) The Securityholders’ Representatives shall have no duties to the Indemnifying Securityholders or liability to the Indemnifying Securityholders with respect to any action taken, decision made or instruction given by the Securityholders’ Representatives in connection with the Escrow Agreement or this Agreement.
          (d) The Securityholders’ Representatives shall be indemnified for and shall be held harmless against any loss, liability or expense incurred by the Securityholders’ Representatives or any of their Affiliates and any of their respective partners, directors, officers, employees, agents, stockholders, consultants, attorneys, accountants, advisors, brokers, representatives or controlling persons, in each case relating to such Securityholders’ Representative’s conduct as Securityholders’ Representatives, other than losses, liabilities or

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expenses resulting from such Securityholders’ Representative’s willful misconduct in connection with its performance under this Agreement and the Escrow Agreement. This indemnification shall survive the termination of this Agreement. The costs of such indemnification (including the costs and expenses of enforcing this right of indemnification) shall be paid by the Securityholders. The Securityholders’ Representatives may, in all questions arising under this Agreement, rely on the advice of counsel and for anything done, omitted or suffered in good faith by the Securityholders’ Representatives in accordance with such advice, the Securityholders’ Representatives shall not be liable to the Indemnifying Securityholders or the Escrow Agent or any other person. In no event shall the Indemnifying Securityholders’ Representatives be liable hereunder or in connection herewith for (i) any indirect, punitive, special or consequential damages, or (ii) any amounts other than those that are satisfied out of the Escrow Amount.
          (e) The Securityholders’ Representatives shall have reasonable access to information of and concerning any NWC Claim and/or any Indemnity Claim and which is in the possession, custody or control of Parent or the Surviving Company and the reasonable assistance of Parent’s and the Surviving Company’s officers and employees for purposes of performing the Securityholders’ Representatives’ duties under this Agreement or the Escrow Agreement and exercising its rights under this Agreement and the Escrow Agreement, including for the purpose of evaluating any Indemnity Claim against the Escrow Fund by Parent and any NWC Claim against the Escrow Fund; provided that the Securityholders’ Representatives shall treat confidentially and not, except in connection with enforcing its rights under this Agreement and the Escrow Agreement, disclose any nonpublic information from or concerning any Indemnity Claim or any NWC Claim to anyone (except to the Securityholders’ Representatives’ attorneys, accountants or other advisers, to Indemnifying Securityholders and on a need-to-know basis to other individuals who agree to keep such information confidential).
          (f) In the performance of its duties hereunder, the Securityholders’ Representatives shall be entitled to (i) rely upon any document or instrument reasonably believed to be genuine, accurate as to content and signed by any Indemnifying Securityholder or any party hereunder and (ii) assume that any Person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so.
          (g) Subject to a Requisite Stockholder Approval, the Securityholders shall have the right at any time during the term of the Escrow Agreement to remove the then-acting Securityholders’ Representatives to appoint successor Securityholders’ Representatives; provided, however, that neither such removal of the then-acting Securityholders’ Representatives nor such appointment of a successor Securityholders’ Representatives shall be effective until the delivery to the Escrow Agent of executed counterparts of a writing signed by each such Securityholder with respect to such removal and appointment, together with an acknowledgement signed by the successor Securityholders’ Representatives appointed in such writing that he, she or it accepts the responsibility of successor Securityholders’ Representatives and agrees to perform and be bound by all of the provisions of this Agreement applicable to the Securityholders’ Representatives. Each successor Securityholders’ Representatives shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Securityholders’ Representatives, and the term “Securityholders’ Representatives as used herein

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and in the Escrow Agreement shall be deemed to include any interim or successor Securityholders’ Representatives.
          (h) Subject to Section 9.6(g), the appointment of the Securityholders’ Representatives hereunder is irrevocable and any action taken by the Securityholders’ Representatives pursuant to the authority granted in this Section 9.6 shall be effective and absolutely binding as the action of the Securityholders’ Representatives under this Agreement or the Escrow Agreement.
ARTICLE X — TERMINATION, AMENDMENT AND WAIVER
     Section 10.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Requisite Stockholder Approval is obtained:
          (a) by the mutual written consent of Parent (on behalf of itself and MergerCo) and the Company (on behalf of itself and the Securityholders’ Representatives);
          (b) by either of the Company (on behalf of itself and the Securityholders’ Representatives), on the one hand, or Parent or MergerCo, on the other hand, by written notice to the other:
     (i) if any Governmental Authority of competent jurisdiction shall have issued an injunction or taken any other action (which injunction or other action the parties hereto shall use their best efforts to lift) that permanently restrains, enjoins or otherwise prohibits the consummation of the Merger, and such injunction shall have become final and non-appealable; or
     (ii) if the consummation of the Merger shall not have occurred prior to 5:00 pm (Boston time) on October 30, 2009; provided, however, that the right to terminate this Agreement under this Section 10.1(b)(ii) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date.
          (c) by the Company (on behalf of itself and the Securityholders’ Representatives), if the Company is not then in material breach of any material term of this Agreement, upon written notice to Parent, upon a material breach of any representation, warranty or covenant of Parent or MergerCo contained in this Agreement, provided that such breach is not capable of being cured or has not been cured within 30 days after the giving of written notice thereof by the Company to Parent, such that the conditions set forth in Sections 8.1 and 8.3 cannot be satisfied or cured prior to the date set forth in Section 10.1(b)(ii);
          (d) by Parent or MergerCo, if neither Parent nor MergerCo is then in material breach of any material term of this Agreement, upon written notice to Company, upon a material breach of any representation, warranty or covenant of the Company contained in this Agreement, provided that such breach is not capable of being cured or has not been cured within 30 days after the giving of written notice thereof by Parent or MergerCo to the Company, such that the

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conditions set forth in Sections 8.1 and 8.2 cannot be satisfied or cured prior to the date set forth in Section 10.1(b)(ii);
          (e) by Parent (on behalf of itself and MergerCo), if prior to 12:01 AM (Boston time) on October 6, 2009, the Company fails to deliver to Parent written evidence that the Requisite Stockholder Approval has been obtained; provided that if Parent has not terminated this Agreement pursuant to this Section 10.1(e) and the Company delivers such written evidence after the time period provided in this Section 10.1(e), then the termination right in this Section 10.1(e) shall be null and void;
          (f) by the Company, if prior to 12:01 AM (Boston time) on October 6, 2009, Parent fails to deliver to the Company written evidence that Parent, as sole stockholder of MergerCo, has approved this Agreement; provided that if the Company has not terminated this Agreement pursuant to this Section 10.1(f) and Parent delivers such written evidence after the time period provided in this Section 10.1(f), then the termination right in this Section 10.1(f) shall be null and void; or
          (g) by either the Company (on behalf of itself and the Securityholders’ Representatives), on the one hand, or Parent or MergerCo, on the other hand, by written notice to the other party if the consummation of the Merger shall not have occurred prior to 5:00 pm (Boston time) on November 15, 2009.
     Section 10.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Parent, MergerCo or the Company and their respective directors, members of the Company Board, officers, employees, partners, members or stockholders and all rights and obligations of any party hereto shall cease, except for the agreements contained in Section 7.4, this Section 10.2 and Article XI; provided, however, that nothing contained in this Section 10.2 shall relieve any party from breaches of this Agreement on account of fraud in connection with the transactions contemplated by this Agreement.
     Section 10.3 Amendment. This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto at any time before or after any approval hereof by the stockholders of the Company and MergerCo; provided, however, that after the Company obtains the Requisite Stockholder Approval, no amendment shall be made that by law requires further approval by Stockholders without obtaining such approval.
     Section 10.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. Waiver of any term or condition of this Agreement by a party shall not be construed as a waiver of any subsequent breach or waiver

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of the same term or condition by such party, or a waiver of any other term or condition of this Agreement by such party.
ARTICLE XI — GENERAL PROVISIONS
     Section 11.1 Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if delivered personally, sent by overnight courier (providing written proof of delivery) or via facsimile (providing written proof of transmission), in each case with a copy via electronic mail to the parties at the following addresses, facsimile numbers or e-mail addresses (or at such other address for a party as specified by like notice):
(a)	if to the Company, to:
Anodyne Health Partners, Inc.
2550 Northwinds Parkway
Alpharetta, GA
30009 USA
Fax: (770) 442-8468
Attention: Michael Funk
e-mail: michael.funk@anodynehealth.com
with a copy to (which shall not constitute notice):
Nelson Mullins Riley & Scarborough LLP
Atlantic Station
201 17th Street NW, Suite 1700
Atlanta, GA 30363
Fax: (404) 322-6097
Attention: William J. Ching, Esq.
e-mail: billy.ching@nelsonmullins.com
(b)	if to Parent, to:
athenahealth, Inc.
311 Arsenal Street
Watertown MA 02472
Fax: (781) 402-1182
Attention: General Counsel
email: dorenstein@athenahealth.com

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with a copy to:
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109
Fax: (617) 523-1231
Attention: Lawrence S. Wittenberg, Esq.
e-mail: lwittenberg@goodwinprocter.com
(c)	If to MergerCo, to:
Aries Acquisition Corporation
c/o athenahealth, Inc.
311 Arsenal Street
Watertown MA 02472
Fax: (781) 402-1182
Attention: General Counsel
email: dorenstein@athenahealth.com
with a copy to:
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109
Fax: (617) 523-1231
Attention: Lawrence S. Wittenberg, Esq.
e-mail: lwittenberg@goodwinprocter.com
(d)	If to Securityholders’ Representatives, to:
Richard Maclean
Frontier Capital
1111 Metropolitan Avenue
Suite 1050
Charlotte, NC 28204
Phone: 704.414.2880
Fax: 704.414.2881
Email: richard@frontierfunds.com
and
Walter Beinecke
Brook Venture Partners, LLC
301 Edgewater Place, Suite 425

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Wakefield, MA 01880
Phone: 781-295-4000
Fax: 781-295-4007
Email:wbeinecke@brookventure.com
with copies to:
Nelson Mullins Riley & Scarborough LLP
Atlantic Station
201 17th Street NW, Suite 1700
Atlanta, GA 30363
Fax: (404) 322-6097
Attention: William J. Ching, Esq.
e-mail: billy.ching@nelsonmullins.com
and
Whiteman Osterman & Hanna LLP
One Commerce Plaza
Albany, New York 12260
Fax: (518) 487-7777
Attention: Charles R. Haviland, Jr., Esq.
e-mail: CHaviland@WOH.com
and
Womble Carlyle Sandridge & Rice, PLLC
3500 One Wachovia Center
301 S. College Street
Charlotte, NC 28202
Fax: (704) 338-7824
Attention: Thomas A. Price, Esq.
e-mail: TPrice@wcsr.com
     Section 11.2 Schedules.
          (a) Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by Parent, MergerCo or the Company, as applicable, in this Agreement or that such information is material, nor shall such information be deemed to establish a standard of materiality, nor shall it be deemed an admission of any liability of, or concession as to any defense available to, Parent, MergerCo or the Company, as applicable.
          (b) From time to time prior to the Effective Date, Parent, MergerCo or the Company, as applicable, may amend or supplement the Schedules attached to this Agreement

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relating to any representation or warranty contained in Article IV, in the case of the Company, or Article V, in the case of Parent or MergerCo, with respect to any matter that, if existing or occurring at or prior to the Closing Date, would have been required to be set forth or described on such a Schedule or that is necessary to complete or correct any information in any representation or warranty contained in Articles IV or V, as applicable; provided, that any changes to the Schedules will have no effect for purposes of determining whether the closing conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied. For avoidance of doubt and subject to Section 9.2(a)(ii), any determination as to whether the Parent/MergerCo Indemnified Parties are entitled to indemnification pursuant to Section 9.2(a) shall take into account the information included on the Schedules, as amended and supplemented pursuant to this Section 11.2.
     Section 11.3 Entire Agreement. This Agreement, together with the Schedules and Exhibits hereto, and any documents executed by the parties simultaneously herewith or pursuant thereto, constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, written and oral, among the parties with respect to the subject matter hereof.
     Section 11.4 Assignment. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.
     Section 11.5 Severability. If any provision of this Agreement, or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.
     Section 11.6 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding among the parties hereto unless and until (a) the Company Board has approved for purposes of the DGCL and any applicable provision of the Certificate of Incorporation or the Bylaws, the terms of this Agreement and (b) this Agreement is executed by the parties hereto.
     Section 11.7 Interpretation. When a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference will be to an Article or Section of, or a Schedule or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms used herein with initial capital letters have the meanings ascribed to them herein and all terms defined in this Agreement will have such defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine

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and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein, or in any agreement or instrument that is referred to herein, means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.
     Section 11.8 Fees and Expenses. Whether or not the Merger is consummated, Parent (on behalf of Parent and MergerCo), on the one hand, and the Company (on behalf of the Company and the Stockholders), on the other hand, shall bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement.
     Section 11.9 Choice of Law/Consent to Jurisdiction. All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to its rules of conflict of laws. Each of the Company, Parent and MergerCo hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the Commonwealth of Massachusetts and of the United States District Court for the District of Massachusetts, in each case, located in the City of Boston, Massachusetts (the “Chosen Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Chosen Courts and agrees not to plead or claim in any Chosen Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (a) to the extent such party is not otherwise subject to service of process in the Commonwealth of Massachusetts, to appoint and maintain an agent in the Commonwealth of Massachusetts as such party’s agent for acceptance of legal process and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to clauses (a) or (b) above shall have the same legal force and effect as if served upon such party personally within the Commonwealth of Massachusetts.
     Section 11.10 Right of Set-Off. Notwithstanding anything in this Agreement to the contrary, Parent shall have a right of set-off against any and all amounts owed by Parent hereunder, including, without limitation, under Sections 3.5, 3.6 and 3.7, with respect to any amounts owed from any of the Securityholders to any of the Parent/MergerCo Indemnified Parties hereunder.
     Section 11.11 Mutual Drafting. The parties hereto are sophisticated and have been represented by attorneys throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.

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     Section 11.12 Miscellaneous. This Agreement (a) shall be binding upon and inure to the benefits of the parties hereto and their respective successors and assigns and is not intended to confer upon any other Person (except as set forth below) any rights or remedies hereunder and (b) may be executed in two or more counterparts which together shall constitute a single agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts, this being in addition to any other remedy to which they are entitled at law or in equity. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.
[Remainder of page intentionally left blank.]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

PARENT: ATHENAHEALTH, INC.
By:	/s/ Jonathan Bush
	Name:	Jonathan Bush
	Title:	President & CEO

MERGERCO: ARIES ACQUISITION CORPORATION
By:	/s/ Jonathan Bush
	Name:	Jonathan Bush
	Title:	President

COMPANY: ANODYNE HEALTH PARTNERS, INC.
By:	/s/ Michael Funk
	Name:	Michael Funk
	Title:	CEO

SECURITYHOLDERS’ REPRESENTATIVES:

/s/ Richard Maclean
Richard Maclean

/s/ Walter Beinecke
Walter Beinecke